SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2005 and 2004.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Annual Report and Financial Statements

corresponding to the fiscal years

ended June 30, 2005 and 2004

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

CORPORATE PROFILE

Cresud is one of the largest agribusiness companies in Argentina and the only company in this sector that is listed on the Bolsa de Comercio de Buenos Aires and on the NASDAQ in the United States.

Since September 1994 the company has experienced an important transformation, led by a professional management team and based on an aggressive policy of investment in land, beef cattle and technology. Such policy has transformed the company into a type of Real Estate Investment Trust (REIT) in the Argentine rural sector. REITs, in general, have been highly accepted in the United States, but they do not exist in our country. Given its dedication to the formation and exploitation of an attractive portfolio of farms, Cresud almost operates as a REIT.

One of the advantages of Cresud is its focus on Argentina, a country famous for the quality and extension of its land and its role as one of the principal worldwide exporters of agribusiness products.

Cresud’s goal is to strengthen its competitive position as one of the leading companies in the agribusiness sector.

1

LETTER TO SHAREHOLDERS

Dear Shareholders:

Undoubtedly, the fiscal year ended as of June 30, 2005 will be recorded as one of the most successful in the history of the company, mainly due to an outstanding performance in the acquisition and sale of farms and to the excellent result derived from our investments in IRSA Inversiones y Representaciones S.A.

The argentine macroeconomic scenario has been showing persistent strength with an approximate 9.6% increase in the GDP during the twelve-month period ended as of June 30, 2005. Furthermore, the business environment has also grown in a sustained manner, showing attractive opportunities in different segments.

National authorities economic policy of maintaining a high nominal exchange rate has benefited directly the exporting segment and particularly the agricultural business.

Although withholdings to agriculture exports remain high and growing retentions to dairy farm products are not beneficial to the market, the agriculture industry has shown an excellent performance, mainly due to record agriculture harvests which amounted 84 million tons for the 2004/2005 campaign and to growing crop, dairy farm products and cattle beef exports.

The company embraced this exceptional argentine agriculture campaign reaching a production amounting 143,250 tons of wheat, corn, sunflower and soybean, representing a substantial increase amounting 100.6%, as compared to the previous campaign.

Regarding our crop sales, such have increased 36.8% in tons and 15.1% in monetary terms - due to price reductions- generating a significant 161.6% increase in our crop stocks.

The cattle beef business has also reported significant results. Better prices per cattle head have not only impacted positively on our cattle sales (32.8%) but also generated stock holding results amounting Ps.11.6 million. Regarding our Feed Lot, Cactus Argentina, the results have not been so promising as those corresponding to the previous year, when low rainfall levels in cattle breeding areas extraordinarily benefited this business unit.

On our dairy farm business unit, the US$1.0 million investment in the brand new dairy facility located in our El Tigre farm, only impacted in the fourth quarter of the fiscal year 2005 production. However, we are optimistic that the 36,000 liters increase of milk per day that we can produce in this dairy farm, together with milk’s rising prices, will have a greater impact in the future.

Our real estate business segment, devoted to the acquisition and sale of farms, have generated a Ps.20.0 million-profit mainly from the sale of only two farms during fiscal year 2005. These operations show only a small part of the value that our assets have. During fiscal year 2006, the profit corresponding to the sale of El Gualicho farm will be realized, reporting additional Ps.9.7 million.

On the other hand, we have focused on our land portfolio renewal through the acquisition of two new farms involving a total US$19.0 million investment. El Invierno farm, located in the province of La Pampa, has a considerable agriculture potential among its 1,946 hectares. After the end of fiscal year 2005, we purchased a 6,022-hectare farm in the province of Entre Ríos with a significant agriculture potential. As additional features, this farm possesses a subterraneous sweet water reserve and tourist attractions, which include 30 rooms, a 200-hectare park surrounding an historical 160-year-old homestead.

Regarding our investments in IRSA Inversiones y Representaciones S.A. we have decided to realize part of the profit obtained through the investment in such company’s convertible notes

2

through the sale of 8.8 million notes, which generated a Ps.68.8, million profit. On the other hand, we purchased 5.4 million shares with the purpose of maintaining our long-term investment strategy in this company. Regarding profits generated by our investment in IRSA’s shares, during the period ended as of June 30, 2005, such investments registered a significant profit amounting Ps.26.4 million.

These improvements in our businesses and investments, have generated a net profit for the twelve month period ended as of June 30, 2005 of Ps.76.8 million, enabling a substantial 139% increase as compared to net revenues registered during fiscal year 2004.

We believe that the segment potential is in the development of marginal or under used areas, as happened worldwide. Due to current technology, we can obtain similar yields and with a greater profitability than those corresponding to the nucleus area. Hence during fiscal year 2005 we have incorporated 6,000 new productive hectares that will surely impact positively in our cattle beef business unit. As of June 30, 2005, Cresud owned land reserves amounting over 263,000 hectares, which were acquired at very convenient prices. We are convinced that moving forward with the development of such farms and applying state of the art tools will cause a land appreciation and generate important revenues for the company.

It is worth mentioning that within our integral development scope, we are committed towards neighboring communities. Hence during fiscal year 2005 we have opened a boarding school for fifty children in our Los Pozos farm located in the province of Salta, which was built by our Foundation.

During fiscal year 2006, we are planning our landing in new markets with agriculture potential. We are convinced that our Management’s expertise, developed during the past decade, will allow us to implement this initiative and diversify our investments portfolio, diminishing our risk.

Currently, the price gap between southern hemisphere lands (mainly South America) and those located in the northern hemisphere (U.S. and Europe) is formidable. For this reason, there are widespread beliefs forecasting the land appreciation of the first ones. This gap could even close sooner if developed countries decided to diminish their protectionist subsidies policies or were compelled to do so.

Our future perspectives are even more promising than our current situation, and therefore we have no doubt that our business units will continue consolidating towards growth and expansion.

Undoubtedly, the extraordinary potential that Cresud possess, will only be reached with the joint effort of all of the company players: Shareholders, Creditors, Directors, Clients, Suppliers and Employees. It is to them who I would like to thank in this occasion for the effort and permanent commitment they have shown towards the organization and that has enabled the accomplishment of such level of success.

Buenos Aires, September 8, 2005.

Eduardo Sergio Elsztain
Chairman

3

CORPORATE GOALS

Our purpose is to strengthen our position as one of the leading agricultural companies in Argentina through:

•	acquiring and leasing farmland and subsequently increasing production;

•	optimizing yields;

•	diversifying products and geographical locations;

•	acting as a real estate investment vehicle in Argentina; and

•	realizing farmlands after their appreciation and/or enhancements in their agricultural and cattle raising production potential.

Acquisition and lease of farmland and subsequent increase in production

Our three principal means for increasing crop, livestock and milk production are:

1)	Significantly increasing our total land area in various regions of the country by capitalizing on opportunities to acquire land as they arise. By introducing new technologies in underutilized farmlands, we seek to turn them around from nonproductive to cattle raising lands and/or cattle raising and agricultural farmlands.

2)	Leasing of farmlands. Our land leasing policy is designed to supplement our growth strategy, using our liquidity for investments in our main agricultural and livestock businesses. In addition, our strategy based on the leasing of land provides us with an added level of flexibility with respect to the share of each of our products in total production.

3)	Developing farmlands in marginal areas. As of June 30, 2005, Cresud holds land reserves amounting to over 263,000 hectares located in areas in which agricultural and livestock opportunities are not exploited at their full potential. We believe that the technological tools we have available will allow us to make successful developments that will result in the appreciation of our land portfolio.

Optimization of Yields

We intend to continue using modern technology to increase production yields. We have already made, and plan to make, further investments in modern machinery to enhance crop production. Irrigation equipment will be installed on some of our farms in order to achieve higher output levels. In addition, we believe we can improve crop yields by using high-potential seeds and fertilizers and by introducing advanced land rotation techniques.

We expect to improve beef cattle production through the use of advanced breeding techniques and animal health-related technologies. In addition, we plan to improve the use of pastures. We also plan to continue investing in infrastructure (for instance, water supply facilities, electric fences, etc.).

With respect to our milk production, we have built a new, large-scale milk parlor equipped with cutting edge technology and we plan to continue investing in the use of advanced feeding and animal health techniques.

4

Product and geographical diversification

We maintain a strategy of diversification with respect to both our product mix and the geographical location of our farmlands. This strategy is intended to counterbalance the two major risks associated with the business, namely climate and the unpredictable fluctuations of commodity prices. In order to minimize such risks, we own and lease land in various regions of the country with different weather patterns, and we seed a diversity of products.

Vertical integration

Our growth in size and the increase in production volume may, in the future, allow us to expand our operations into the processing of some of our products. Although no fixed timetable has been established for the implementation of such activities, we continue to evaluate opportunities as they arise and we believe that this will occur naturally as our operations grow.

Preservation over the long term of our investment in IRSA

In view of the extent of the Company’s investment in IRSA, the results of IRSA’s operations have a significant impact on the results of our operations.

IRSA was founded in 1943. Today it is the largest real estate investment company in Argentina and the only Argentine real estate company listed on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

IRSA is the best vehicle to access the argentine real estate market because of its achievements over the years, its significant and diversified portfolio of properties thanks to which it leads almost all the markets it has entered and the skills and strength of its management in taking advantage of opportunities and maximizing company and shareholder value.

5

MACROECONOMIC CONTEXT

The Argentine Economy

GDP growth increased at a robust rate of 9% in 2004, thus consolidating the turnaround initiated in the second half of 2002. Along with a booming GDP growth, there has been a significant increase in government spending, a thrust in consumption and private investment and a resulting rise in employment that has improved social indicators significantly.

Until June 2005, the economy continued expanding at a 9.6% rate and, although the economic growth is expected to slow down slightly for the rest of the year, analysts forecast that the gross domestic product will continue to grow at a rate not lower than 7% throughout 2006.

All of these improvements in business activities have developed in a context of relative inflationary stability, with the Wholesale Price Index (WPI) and the Consumer Price Index (CPI) running at 8.2% and 6.1%, respectively, throughout 2004. However, in the first half of 2005, the accumulated IPC inflation stood at 6.1%, which represents almost twice the inflation rate recorded for the same period in 2004.

All business activity indicators show a positive development, with industrial production and construction activity standing out at 8.3% and 12.2%, respectively, during the April-June period. Foreign trade indicators also showed significant, although in a different way, improvements since exports grew by 14% in the first half of 2005 whereas imports rose by 33% in the same period. The large increase in imports was broad-based although there has been a more pronounced rise in imported capital goods, driven by a higher level of economic activity.

The Argentine Central Bank (“BCRA”) used its monetary policy tools to meet the liquidity requirements of the economy through the monetization of the current account surplus. The widening monetary base and the issuance of short term bills (LEBAC) indicate monetary policy has remained accommodative until mid’2005.

During the first half of 2005, the already outstanding fiscal performance strengthened: overall revenues for the period amounted to Ps.57.792 million, with a primary surplus of Ps.11.589 million (equal to 3.4% of GDP), and the fiscal targets agreed upon with the International Monetary Fund (IMF) were met.

The significant expansion in business activity drove the increase in payroll numbers. Based on this improvement the unemployment rate is projected to stand at 10.7% by the end of 2005 – a 1.5 percentage point below the 13.0% rate recorded by the end of 2004.

6

The following macroeconomic indicators summarize the evolution of the Argentine economy during the past eight years:

Main indicators

	1998	1999	2000	2001	2002	2003	2004	2005 (P)
Actual GDP growth (in %)	3.9%	-3.4%	-0.8%	-4.4%	-10.9%	8.8%	9.0%	7.5%
Inflation (price mix) in % *	-1.1%	-2.1%	1.5%	-1.7%	49.4%	16.0%	5.9%	16.8%
Unemployment rate ***	15.0%	16.3%	17.0%	20.5%	20.7%	14.5%	13.0%	10.7%
Fiscal result (without privatizing results) in % of the GDP	0.8%	0.3%	1.0%	0.5%	0.7%	2.3%	3.9%	3.4%
FOB exports (in million dollars)	26,442	23,333	26,409	26,610	25,710	29,565	34,550	38,200
CIF imports (in million dollars)	31,404	25,507	25,244	20,320	8,991	13,834	22,447	28,600
Trade balance (in million dollars)	-4,962	-2,174	1,165	6,289	16,719	15,731	12,103	9,600
Payment balance current account (in million dollars)**	-14,482	-11,944	-8,981	-3,291	8,673	7,659	3,349	3,250

(P) Projected*

Annual average**

Accrual basis***

Country average (as a % of the economically active population.)

Source: Estudio M.A. Broda y Asoc.

The outlook for the Argentine economy is promising. Among the most important economic variables, the inflation rate remains stable, the exchange rate is highly competitive and the fiscal balance shows a surplus. Moreover, unemployment is still on the decline and certain social mobility appears to be developing after more than a decade. If Argentina succeeds in wisely addressing the present contextual and structural problems and keeps the same economic track, international confidence in the country may be restored and thus, the country will be able to confirm and consistently sustain the performance it has shown so far.

7

AGRICULTURE AND CATTLE RAISING SECTORS IN ARGENTINA

Argentina has gained in strength in recent years as one of the world’s leading food producers and exporters.

The agricultural and cattle raising sector has been one of the main protagonists of the Argentine recovery, taking advantage of a suitable scenario and the technological improvements achieved during the last decade.

Total agrifood exports have been on the rise year after year, hitting all-time highs both in primary and fresh products and in manufactured products. The main increases in Argentina’s share in the international market have been in the European Union and Asia. Therefore, the agrifood sector gains strength as one of the most important in the aggregate of the Argentine economy.

AGRICULTURE SECTOR

Grain production during the 2004/05 farm season in Argentina should hit a new record high of 84 million tons. This figure, which represents a 20% increase on the previous season and stands 24% above the average production of the past five years, is based on record production of wheat, corn and soybean- with yield levels nearing the highest in the world.

Since 1994 agricultural production has been growing significantly as a result of changes in production systems with the extension of direct sowing and the larger use of agrochemicals, fertilizers and irrigation. In addition, the increase in sown areas with the incorporation of marginal areas to production and the expansion of agricultural activity into traditionally cattle raising areas, added to higher yields, have been the major drivers of growth.

As shown by grain production indicators, crop volumes have doubled. Over the past ten years average agricultural productivity has risen from 2tn/ha to nearly 3tn/ha, thus turning from a 42 million production in 1994/95 season to 84 million this season. Along with this production process, Argentine agrifood exports have also grown consistently over the same period. Nowadays, they represent 60% of the country’s overall exports which in 2004 stood at US$18.300 million.

8

According to USDA estimates, USDA Agricultural Baseline Projections to 2014, Argentine agricultural production has very good prospects, and the country is positioned as a strong competitor of the US in the agricultural and cattle raising sector.

As a general framework, the report anticipates a further improvement in the world economy and population growth in the coming years; these developments will strengthen the demand for agricultural and food products. United States expects a strong competition on certain agricultural commodities, such as soybean, wheat and corn, particularly from Brazil, Argentina, Ucrania and Kazakhstan.

In the case of corn, the report states that exports from Argentina will continue growing and compete against United States’, while China should become a net importer of corn as from the 2007/08 farm season.

It also expects Brazil’s soybean production to increase and believes Brazil, United States and Argentina will account for 90% of soybean and protein flour exports. It further points out that our country and Brazil will garner an 86% share of soybean oil exports by 2014.

As far as wheat is concerned, USDA believes it will continue to have a smaller share of trade than protein flour and soybean oil, as it has been the case since early last decade. It reports that 79% of wheat exports will be produced in United States, Australia, the European Union, Canada and Argentina.

The surge in oil prices is leading United States and Europe to gradually invest in biodiesel, which is produced out of soybean or sunflower, and the ethanol, which is produced out of sugar or corn. Therefore, demand for these commodities appears to have bright prospects.

LIVESTOCK SECTOR

The world production of beef was relatively high in 2004, with production growing in most of the world major suppliers. The main exception was United States, where the industry went through a crisis after the detection of BSE (bovine spongiform encephalopathy or mad cow disease) in the State of Washington in December, 2003. In Russia, production continued on the decline. In many countries, including United States, livestock production appears to be going through a cyclical expansion and, as a result, production is likely to grow both in North and South America as well as in Australia.

Argentina, with a herd close to 51 million heads of cattle, is one of the world’s leading exporters and producers of beef. 85% of the country’s production is sold in the domestic market, as Argentines top the world’s beef consumption list with 66kg/person per year in 2004.

The development of the livestock sector in Argentina has always been closely linked to control of foot-and-mouth disease (FMD). Having been declared free of the disease in 1999 without the need of vaccination, in 2001 there was an outbreak that affected the herd, making vaccination necessary once again. Towards the end of 2002 the outbreak was brought under control and the country regained the status of “FMD-free” country “with vaccination”. At present, Argentina can export beef- one of its main export products- to 84 markets. Yet, the US market has not been reopened and, together with Canada, it is the principal market where restrictions have not been lifted yet.

Thanks to the FMD control, the peso devaluation, the reopening of the European market and the access to the Chinese market, exports of beef reached record levels and Argentina has been positioned as the third largest exporter after Brazil and Australia. This uptrend is likely to

9

continue as the US and Canada destinations are expected to reopen Argentine beef imports in 2006.

BSE still affects livestock at the worldwide level. Argentina in one of the few countries among the main world producers that is free of the disease. The SENASA (Sanitation and Quality Service) has played a major role in this issue, as it soon imposed sanitation control measures to isolate the country and prevent the disease. The OAH (Organization for Animal Health) has also provided that a tracing system should be implemented for all specimens intended for exports in line with the new requirements imposed by world consumers.

Livestock prices in US$ have been on the rise since January 2002, after bottoming out in a year marked by the FMD outbreak. Since then, steer average prices have increased by 127% in pesos. The largest rise was seen in heavy animals- the principal export category.

10

APPRECIATION OF LAND VALUE

This new growth stage for the sector quickly resulted in a rise in land values, so that measured in dollars they are over the levels recorded prior to the devaluation of the peso.

Throughout the first half of 2005, land values surged by around 20%, including corn, wheat and potato farmlands in the southern region of the province of Buenos Aires, and cattle raising lands. In all cases, values largely exceed prices before the devaluation due to the limited land available for sale in view of their high yields and the increase in demand in light of the security they offer vis-à-vis other traditional forms of investment.

PRODUCT PROSPECTS (1)

WHEAT

USDA’s projections for the 2005/06 farm season anticipate a lower production volume, which would imply a reduction of 16 million tons from the record high of 624.5 million tons in the 2004/05 season. World consumption of wheat should increase to 618 million tons and would exceed production for the sixth year in a row. The International Cereal Council anticipates a decline of 4 million in worldwide wheat inventories, which should stand at 132 million for the 2005/06 season, mainly as a result of a drop in Chinese reserves. According to this Council, large availability is likely in many key exporters, including Europe and the Community of Independent States, which should contribute to maintain competitiveness in the world market in the 2005/06 season.

As far as Argentina is concerned, the USDA estimated that 15 million tons of wheat will be produced and 10 million tons exported in the 2005/06 season, although these figures may be lower in view of the ever increasing weather conditions. The agricultural secretariat indicated that the main export destinations are the northern countries in Africa, with purchases for 2 million tons, while Brazil continues to be the main export destination of Argentine wheat. Other countries that have started to import Argentine wheat include Arab Emirates, Bangladesh, Sri Lanka, Indonesia and Kenya.

CORN

The USDA projects a world corn production of 649.5 million tons for 2005/06 season – just 8% below the all-time record of 706 million tons in the season 2004/05. Production should be lower than expected in United States, Argentina, China and the European Union. Given this decline in production, even if consumption does not increase as indicated by USDA, final corn inventories would drop by 30 million tons to 96 million, and the stock-consumption ratio would go down by 4% to 14%.

In terms of regional markets, we expect Brazilian corn production to recover to stand at 44 million tons while the Argentine production is likely to decline to 18.5 million after hitting a

11

record high of 19.5 million in the 2004/05 season. This decline is attributable to lack of humidity conditions necessary for this crop and adverse climate conditions. Export projections stand at 13 million tons.

SOYBEAN

In the case of soybean, the USDA projects a global production of 219.7 million tons for the 2005/06 season. Even though consumption is projected to increase by 10 million to 213 million, a surplus is still expected and final stocks could increase again by 2005/06 after the 10 million rise experienced in the previous season.

In light of the conditions of soybean production in the United States by the end of July, production is expected to be 76.2 million tons in that country for 2005/06, down from the record 85.5 million tons achieved in the previous season.

At a regional level, the USDA has projected a production increase in Brazil to 62 million tons (up on 51 million in the previous season), given a marginal increase in the sowed area. In Argentina, the soybean sowing area is expected to expand by 900,000 hectares to reach a new record of 15.2 million hectares, as wheat and corn sowing areas decline and farmlands are recovered in the northern region, where there was no sowing activity last year due to a severe draught. Production is thus projected to stand at 39.9 million tons- a rise of 900,000 tons on the previous season.

As far as domestic demand is concerned, exports and domestic industrialization are picking up pace above expectations, which reduces the supply available for the last months of the year.

SUNFLOWER

For the season 2005/06 global production of seeds and oil is expected to recover. Despite good prospects, supply of both seeds and oil could still be tight given the low level of final stocks in the 2004/05 season.

At a local level, interest in this oilseed has increased as evidenced by the larger sowed area, thanks to higher seed and oil prices. Final production in 2004/05 stood at around 3.65 million tons- 15.5% up on the previous season. According to Oil World, prospects for Argentine production in 2005/06 are good: production is likely to reach a 3.8 million tons. (the best of the last six years). Argentine producers have implanted 6.0% of the 2.32 million hectares provided for sunflower in the 2005/06 season; this represents a 5.8% rise against this time last year.

In the medium term, consumption of vegetal oils is expected to grow; added to this is the potential demand for oil to be used in biofuels. Against this backdrop, prospects for sunflower and soybean production are promising. Milling capacity is expected to expand significantly.

BEEF CATTLE

The country has certainly achieved a historic landmark given the significance of having been able to control the foot-and-mouth disease and its implications for foreign trade. This achievement, added to the peso devaluation, have created favorable conditions for beef cattle exports, which led to many meat packing plants being reopened and personnel being rehired. This can be seen in the market, where heavy animals for export have a differential pricing.

A special note should be made on the wise restrictive measures that were timely put in place by the SAGPyA to control the import of animals, semen and embryo from the United Kingdom and

12

ban the use of animal flour in feedstuff; in the medium to long run, these measures put our country in optimal conditions in relation to the problem caused by the BSE in beef international trade.

Cattle prices are increasing, both for farmers and consumers, after having bottomed out in December 2002 – a year marked by the FMD epidemic. The rise in the price of cattle is mainly due to three factors: a decrease in supply, the rise in exports and inflationary effects. Prices were brought back to the level of US$0.80 cents existing before the devaluation.

Sector analysts are very optimistic regarding the evolution of the sector thanks to a strengthened exports market, which allows the integration of the animal, and a robust domestic demand that, even during the crisis, remained mostly inelastic to the rise in prices. Given a stable domestic market, where any drop in beef consumption per capita is offset by population growth, beef production should remain stable, and would only be subject to fluctuations caused mainly by cattle raising cycles resulting from price rises and declines and the economic competitiveness of agricultural production. This may be adversely affected if the Argentine government decides to prevent any potential price increase by applying withholding taxes to cattle beef exports.

MILK

Primary milk production grew by 17.9% during 2004 against the previous year, thus approximating all-time highs recorded in 1999. This trend continued during the first half of 2005, with a 5% rise in production compared with the same period last year. The recovery in total milk reception results from the expansion of the daily production per milk parlor, which largely offsets the decline in the number of milk parlors. Partial and provisional results for the month of July suggest growth will be similar to the rate in the first half of the year, since projections point to a year-on-year increase ranging between 4% and 6%.

As far as 2004 exports are concerned, they were 68.4% above the previous year. In the first quarter of 2005, our country shipped 89,000 tons of dairy products, which represent revenues of nearly US$192 million. Compared to total exports for the previous year, such figures represent an increase of approximately 23% in volume and 38% in value. Even though powder milk still maintains the largest share of exports, cheeses are the most remarkable segment, with an outstanding expansion of 78% in terms of dollars.

Demand is likely to continue growing in 2005 in line with GDP, whereas domestic supply should grow seasonally but it would keep 2004 levels due to the increasing pressure coming from the export sector; this should allow sustained prices for diary products and resulting good prices to producers.

(1):	Sources: Secretaría de Agricultura, Pesca y Alimentación de la República Argentina, United States Department of Agriculture, Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and proprietary information.

13

DESCRIPTION OF THE BUSINESS

Commercial Outlook

At present we are engaged in various operations and activities including crops, cattle raising and fattening, milk production and certain forestry activities. We are not directly involved in real estate development operations; however, from time to time we sell properties to take advantage of real estate appreciation opportunities, which, in the opinion of our management, supplement our primary operations.

Most of our farms are located in one of the vastest temperate prairie areas of the world and one of the richest in agricultural production comprising parts of the provinces of Buenos Aires, Santa Fe, Córdoba, Chaco, San Luis, Catamarca, Salta, Entre Rios and La Pampa. As of June 30, 2005, together with our subsidiaries, we owned 17 farms. Approximately 19,994 hectares of our own land are destined and suitable for crop production, whereas 126,879 hectares are more suitable for the cattle beef business and 1,583 hectares are destined to milk production. The 263,177 residuary hectares are fundamentally our land reserve. During fiscal year 2005 we leased 22 farms for agriculture exploitation, embracing a total surface of 16,299 hectares.

The following chart shows for the periods indicated below, the amount of land destined for each productive activity (including the total amount of own and leased farms):

	Use of land
	Fiscal Year ended June 30
	2001(1)(6)	2002(1)(7)	2003(1)(8)	2004(1)(9)	2005(1)(10)
	(In hectares)
Crops (2)	40,208	48,437	27,255	27,358	40,722
Cattle (3)	170,392	147,566	135,798	125,669	126,879
Milk	2,492	1,390	977	1,001	1,776
Land Reserves (4)	275,889	275,928	272,318	266,916	263,177
Lease of own land to third parties	—	—	—	13,996	9,978

Total (5)	488,981	473,321	436,348	434,940	442,532

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A.

(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)	Breeding and Fattening

(4)	We used part of our land reserves for charcoal, posts and fence rods production

(5)	During fiscal year 2001 20,139 hectares of land were leased for agriculture production. As of June 30, 2002, 28,913 hectares of land were leased for agriculture production and 2,500 hectares were leased for cattle breeding. As of June 30, 2003, 14,578 hectares were leased for agriculture production. As of June 30, 2004, 9,766 hectares of land were leased for agriculture production. During fiscal year 2005, 16,299 hectares of land were leased for agriculture production.

(6)	Includes 19,614 hectares of Tourne farm. This farm was sold for Ps.6.2 million on December 4, 2000.

(7)	Includes 6,149 hectares of La Sofia farm and a sold parcel of El Coro.

(8)	Includes 618 hectares of Los Maizales farm and 706 hectares of El Silencio/San Luis farms.

(9)	Includes 8,360 hectares of El Tigre farm purchased on April 30, 2003 and does not include 6,478 hectares of El 41-42 farm whose title deeds were signed on November 26, 2003

(10)	Includes 977 hectares of San Enrique farm and 30,350 hectares of El Ñacurutu farm sold during fiscal year 2005.

14

Operations and main businesses

During the fiscal year ended on June 30, 2004, our operations were conducted on 18 farms belonging to our company and subsidiaries, and 19 leased farms. For fiscal year 2005, our operations were performed on 17 owned farms and 22 leased farms. In some of the owned farms more than one activity is conducted. The following chart shows, for the periods indicated below, the volumes of our production by main product line.

	Production of primary agriculture products
	Fiscal Year ended June 30
	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)
Crops (2)	104,974	142,478	70,369	74,612	149,785
Cattle (3)	12,725	10,493	9,121	11,370	10,657
Milk (4)	7,057	6,783	6,024	6,731	7,312

(1)	Does not include Agro-Uranga S.A.’s production

(2)	Production measured in tons.

(3)	Production measured in live weight tons. Production is the addition of net increases (or decreases) during a certain period of live weight of each cattle head belonging to the company.

(4)	Production measured in thousands of liters.

Farmlands

Farmlands acquisition. In our view, the sector potential lies in developing marginal areas and/or underutilized areas, as it has been the case in many countries in the world. Thanks to current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) and continue to be relatively low compared to the northern hemisphere (US and Europe). Our financial condition relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we habitually work, present us with offers of farmlands available for sale. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the location of the land, we normally carry out an analysis of soil and water, including the quality of the soil and its adaptation to the intended use (either for agricultural, livestock or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the ownership right; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data in relation to neighboring farms (generally covering a 50-km area). On the basis of these factors, we assess the farmland in terms of the sales price compared to the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and to create potential for capital appreciation.

15

On June 24, 2005, “El Invierno”, farm located in Rancul, province of La Pampa, was purchased for a total US$3.1 million. The farm’s surface amounts to 1,946 hectares and will be destined to agriculture production.

Also during March 2005, we purchased 72 neighboring hectares of La Adela farm, located in Lujan, province of Buenos Aires, increasing the total surface to 1,054 hectares. The sale amounted to Ps.0.79 million.

After the end of the fiscal period, we purchased a 6,056-hectare farm located in the province of Entre Ríos, with an important agriculture potential.

Sales of farmlands. We periodically sell properties to take advantage of the appreciation in the value of the property. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the periods indicated below, certain information referent to the farm’s sales during each of the past five fiscal years ended on June 30,2005:

	Sales of farmlands
Fiscal year	Number of farmlands	Gross proceeds from sales (in million Pesos)	Book value of the properties sold	Profit / (Loss) (1)
2001	2	19.8	13.9	5.9
2002	3	53.2	36.6	16.6
2003	2	12.0	7.1	4.9
2004 (2)	1	4.1	2.4	1.7
2005 (3)	2	29.8	9.8	20.0

(1)	Includes all taxes and commissions

(2)	Includes the sale of El “41-42” farm of 6,478 hectares and IGSA’s land reserves for 5,997 hectares.

(3)	Includes the sale of “Ñacurutu” and “San Enrique” farms, of 30,350 and 977 hectares respectively. It also includes the results of the sale of a two-hectare parcel belonging to IGSA.

On February 1, 2005, we signed the bill of sale of Ñacurutú, a 30,350-hectares farm, located in the departments of General Obligado and Vera, province of Santa Fe. The agreed price amounted US$5.6 million. This sale generated a Ps.7.6 million profit.

On June 8, 2005, we signed the bill of sale of San Enrique, a 977-hectares farm, located in the department of General Lopez, province of Santa Fe. The agreed price amounted US$5 million. This sale generated a Ps.12.3 million profit.

Lease of farms. The decision to enter into lease agreements involves similar criteria in relation to the quality and projected profitability. However, our analysis of such criteria also takes into account our production and yield objectives in the short or medium term. Generally, we are advised of the existence of farms available for lease directly through the owners. The initial duration of lease agreements is habitually one season or less. Leases of farms for production of grains consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle raising consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or number of cattle head or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

16

Farm management. In contrast to traditional Argentine farms, run by a family, we centralize political decisions in an executive committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers, who are responsible for farm operations. The executive committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of land habitually rotates in four-year periods of cattle feeding and four to twelve years of agricultural production, according to the region. The use of preservation techniques (including exploitation by direct sowing) frequently allows us to extend agricultural exploitation periods.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and to increase the value of the property. It may be the case that upon acquisition, a given extension of the property is sub-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Agricultural production

Our agriculture production is mainly based on crops and oilseeds. Main crops include wheat, corn, soybean and sunflower. Other crops, as sorghum, are sown occasionally and only represent a small percentage of total sown land.

The following chart shows, for the periods indicated below, the production of the main crops:

	Agriculture production
	Fiscal Year ended June 30
	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)
	(In tons)
Wheat	9,835	28,051	9,397	16,707	23,719
Corn	46,745	63,175	27,508	31,164	65,777
Sunflower	5,080	4,122	3,074	3,095	5,024
Soybean	42,068	43,335	25,056	20,439	48,730
Other	1,246	3,795	5,334	3,207	6,535

Total	104,974	142,478	70,369	74,612	149,785

(1)	Does not include Agro Uranga S.A.’s production

The following chart shows, for the periods indicated below, the surface of owned and leased land destined to agriculture production:

	Farm sown for agriculture production (1)
	Fiscal Year ended June 30
	2001(2)	2002(2)	2003(2)	2004(2)	2005(2)
	(In hectares)
Own	20,069	19,524	12,677	17,592	24,423
Leased	20,139	28,913	14,578	9,766	16,299

Total	40,208	48,437	27,255	27,358	40,722

(1)	It is possible that the extension of the farm sown differs from that shown on the “Use of land” since some hectares are sown twice during the same season and therefore are included twice.

(2)	Includes Agro-Uranga S.A.’s hectares

17

As of June 30, 2005, the surface of leased land amounted 40% of the total sown land.

Wheat seeding takes place from June to September, and harvesting takes place in December and January. Wheat, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest during the period December/June and we habitually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, specially wheat and sunflower seeds, corn and sorghum is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Our crop stocks vary according to market conditions. As of June 30, 2005, our crop stocks amounted 6,978 tons of wheat, 52,179 tons of corn, 28,555 tons of soybean, 532 tons of sorghum and 1,810 tons of sunflower.

We have invested approximately Ps.1.9 million in irrigation equipment, machinery and technology application through no tillage sowing.

Cattle Beef Production

Our cattle beef production involves the breeding and fattening of our own stock. In some cases, if market conditions are favorable, we purchase and fatten cattle which we sell to slaughterhouses and supermarkets.

As part of our strategy to move along the production chain, during 2003 we started to slaughter our own cattle, after obtaining the appropriate licenses. As of June 2005, the company’s cattle stock amounted 83,591 heads, with a total surface, destined to the activity, of 126,879 hectares.

Cattle beef production amounted 10,657 tons, representing a 6% decrease compared to the previous year, mainly due to the effect caused by the draught on grass existence impairing cattle stocks in breeding farms. Since cattle could not be fattened it was sent to the feed-lot to be finished with crops and later sold.

A significant percentage of cattle was finished in the feed lot located in Villa Mercedes, in the province of San Luis. Categories generally finished with crops are steers bred on grass, with a weight not exceeding 300 kg. and part of the calves, which are consequently transformed into small ball calves, enabling significant profit margins.

Pregnancy indices, which have been improving year after year, showed satisfactory levels of efficiency in view of the adverse weather conditions. Work in the area of genetics and herd management is expected to have a positive impact in the coming years.

As a part of the individualization and technological innovation process, we implemented a process of identification and tracing that conforms to European and SENASA standards.

For the purpose of differentiating our production and obtaining better prices for our products, we are planning to extend the tracing system to our entire herd.

18

Management by lot in our pastures is aided by electrical fencing, which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160-kg to 300-kg fattening cycle by grazing in pastures located in our North farmlands where conditions are adequate to initial fattening. Cattle are subsequently fattened until they reach 430 kg in the South farmlands and in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered. Demand and prices for this beef in international markets are higher.

The Company’s cattle raising activities are carried out with breeding cows and bulls and its fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle is directly subject to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kilograms and 280–295 kilograms, respectively, depending on the breed.

Our cattle stock is organized in breeding and fattening activities. The following chart shows, for the periods indicated below, the amount of cattle heads corresponding to each activity.

	Cattle heads (1)
	Fiscal Year ended June 30
	2001(2)	2002(2)	2003(2)	2004(2)	2005(2)
Breeding	63,495	51,725	51,062	58,092	57,775
Fattening	32,656	25,043	29,443	39,817	25,816

Total	96,151	76,768	80,505	97,909	83,591

(1)	For classification purposes, at the moment of birth all calves are considered to be in the breeding process.

(2)	Does not include Agro Uranga S.A.’s cattle heads.

We seek to improve production and cattle quality in order to obtain a higher price through advanced breeding techniques. We have worked on crosses among our cattle of Indicus, British (Angus and Hereford) and Continental breeds in order to obtain herds with characteristics better suited to the pastures in which they graze. And to improve the quality of our herds even further, we are planning to continue improvement work in our pastures. This improvement is expected to result from a permanent investment in seeds and fertilizers to enhance pasture quality, the increase in the watering troughs available the pastures and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on the quality improvement for our herd also includes the use of animal health related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD. (Foot – and –mouth disease)

Direct costs in cattle raising are relatively low because the main inputs are seeds for pasture (for instance, alfalfa, oats and barley) and purchases of cattle for fattening purposes.

We have invested approximately Ps.5.5 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

19

Milk production

During fiscal year 2005, the production of milk was 9% higher than in the prior fiscal yearsince the new dairy farm started operating during the last four month of the fiscal year.

The construction of the new dairy farm located in El Tigre farm, close to the city of Trenel, province of La Pampa, adds an increase for primary milk production. The farm can milk 2,000 cows per day. With a mary-go-round structure and a Ps.3.9 million investment, it is one of the largest dairy farms of the country.

In the course of fiscal year 2004, milk production increased by 11.7% on the previous fiscal year since the severe draught in the early months of the year forced dairy farms to supplement feeding and thus obtain better yields in terms of litters produced.

The following chart shows, for the periods indicated below, the average amount of milking cows, the average daily milk production per cow and our total milk production:

	Milk production
	Fiscal year ended June 30
	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)(2)
Average milking cows	1,135	1,143	1,002	1,000	1,212
Dairy farm production (daily liters per cow)	18.5	16.3	16.5	18.4	16.5
Total Production (thousands of liters)	7,057	6,783	6,024	6,731	7,312

(1)	Does not include Agro-Uranga S.A.’s production

(2)	Includes production of new dairy farm El Tigre, as from March 1, 2005.

During fiscal year 2004, we had 3,472 cattle heads in 820 hectares destined to milk production. As of June 30, 2005, we had 4,203 cattle heads in 1,583 hectares destined to milk production.

Our milk production is based on a herd of top-quality Holando Argentina dairy cows, genetically selected by the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60- to 90-day period following after giving birth. This process is repeated once a year during six or seven years. The pregnancy index of our dairy cows is 85-90%.

Our dairy herd is mechanically milked twice a day. The milk obtained is cooled to less than five degrees centigrade in order to preserve quality and it is then stored in a tank to be delivered once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing corn stubbles are also used.

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as two feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk heating and cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding

20

costs. Ever since the change in control, we have invested approximately Ps.10.2 million (excluding the amount invested in rebuilding the milk parlor) in equipment, machinery and research, pasture and development in relation to our dairy herd.

Main markets

Grains

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as a reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Cattle

Our cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the cattle market in Argentina are fixed in the Liniers Market on outskirts of the province of Buenos Aires) where live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2004 and 2005 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

In 2005 our sales amounted to Ps.78.2 million and were made to approximately 250 customers. Sales to our ten largest customers represented approximately 68% of our net sales in 2004 and approximately 61% for the fiscal year ended June 30, 2005. Of these customers, our biggest three customers, Cargill S.A., Quickfood S.A. and Arre Beef S.A., represented, in the aggregate, approximately 32% of our sales for 2005, and the remaining seven customers in the aggregate represented approximately 30% of our net sales in the course of that fiscal year. We have signed with some of our largest customers non-binding letters of intent that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

21

Sales channels and methods

Grains

We normally work with grains brokers and other intermediaries to trade in the exchanges. Habitually, we sell part of our production in advance, through futures contracts and buy and sell options for protection against a drop in prices. Approximately a 30% of the futures and options contracts are closed through the Bolsa de Granos de Buenos Aires (Buenos Aires Grains Exchange) and 70% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and storage grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons are located in Las Vertientes, close to Río Cuarto, Province of Córdoba. Other storage facilities are located in the El Gualicho farm, with capacity for 2,000 tons.

Beef cattle

Basically, we sell directly to local meat processors and supermarkets, such as Quick Food, Arre Beef, Supermercados Coto, Frigorífico La Pellegrinense, Friar, Malabe and Co., Romanutti y Conci S.R.L., at prices based on the price determined at Liniers Market.

We are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-campaign sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of supplies and an excess price in our seeds and cattle.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

22

PORTFOLIO OF FARMS

The following table shows the surface area of our properties (in hectares), main current use and book value. Overall, the closer the property is to Buenos Aires, the higher is its market value:

	Owned farms as of June 30, 2005
	Province	Gross surface area (in hectares)	Date of acquisition	Main current use	Net book value (Million Ps.) (1)
La Adela	Buenos Aires	1,054	Original	Agriculture	8.4
La Juanita	Buenos Aires	4,302	January ’96	Agriculture /Milk	11.1
El Gualicho	Córdoba	5,729	February ’95	Agriculture /Cattle raising	6.2
Las Vertientes	Córdoba	4	—	Silo	0.7
La Esmeralda	Santa Fé	11,841	June ’98	Agriculture /Cattle raising	12.1
La Suiza	Chaco	41,993	June ’98	Cattle raising	27.5
Tapenagá	Chaco	20,833	August. ’97 / September ’97	Cattle raising	6.1
Santa Bárbara / Gramilla	San Luis	7,052	November ’97	Crops under irrigation	21.6
Cactus (2)	San Luis	85		Feedlot	2.5
Tali Sumaj / El Recreo (3)	Catamarca	29,972	May ’95	Cattle raising / Land Reserve	5.7
Los Pozos	Salta	262,000	May ’95	Cattle raising / Agriculture / Land Reserve	22.9
El Invierno	La Pampa	1,946	June ’05	Agriculture	8.9
San Nicolás / Las Playas (4)	Santa Fé/ Córdoba.	2,965	May ’97	Agriculture / Cattle raising	11.6
El Tigre	La Pampa	8,360	April ’03	Agriculture / Milk	31.4

Total		395,136			176.7

(1)	Acquisition cost plus improvements less depreciations.

(2)	Owned through our 50% ownership interest in Cactus Argentina S.A.

(3)	Owned through our ownership interest in Inversiones Ganaderas S.A.

(4)	Owned through our 35.723% ownership interest in Agro-Uranga S.A.

Farms

As of June 30, 2005, we owned, together with our subsidiaries, 17 farms, with a total surface area of 395,136 hectares. Two of them are located in Buenos Aires, two in the Province of Santa Fe, three in the Province of Córdoba, two in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, two in the Province of La Pampa and one in the Province of Salta.

La Adela. La Adela, located 60 kilometers Northwest of Buenos Aires, is one of our original farms. In December 2001, La Adela’s dairy parlor was closed down. Its total surface area is used for agricultural purposes. During this fiscal year ended June 30, 2005, 822 hectares were used for wheat, corn and soybean crops for high-yielding grain production. In March, 2005 72 hectares were bought and added to the existing 982 hectares.

La Juanita. La Juanita, located 440 kilometers Southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2005, a number of 2,751 head of cattle were grazing in 716 hectares of sown and natural pastures, and 1,514 hectares were used in the production of grains. Dairy parlor facilities in this farm produced 6.4 million liters of milk during the twelve-month ended June 30, 2005, with an average of 1,059 dairy cows in milking and 16.71 liters by cow per day.

El Gualicho. El Gualicho, located in the province of Cordoba at 600 kilometers Northwest of Buenos Aires, was acquired in February 1995. This farm is engaged both in agricultural and cattle production. As of June 30, 2005, there are approximately 2,555 head of cattle in 4,817 hectares of farmland. During the fiscal year ended June 30, 2005, 783 hectares were used for crops of flint corn, soybean and sunflower.

23

On July 25, 2005 we executed the deed for the sale of the El Gualicho farm. The price was agreed at US$5.7 million. We made a gain of approximately US$3.4 million on the sale.

El Recreo. Weather conditions in the El Recreo farm, located 970 kilometers Northwest of Buenos Aires and acquired in May 1995, are similar to the Tali Sumaj farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as productive reserves. On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A., three properties located in the Santo Domingo district, department of La Paz, Province of Catamarca with a total surface area of 5,997 hectares and for US$0.43 million, which had been totally paid off at the time of executing the deed. This sale yielded a profit of Ps.0.58 million.

Tali Sumaj. The Tali Sumaj farm, located 1,000 kilometers Northwest of Buenos Aires, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2005, Tali Sumaj had 5,994 cattle head in approximately 12,700 hectares of pasture. The farm is divided into 16 lots with peripheral fencing and waterer troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The Los Pozos farm, located 1,600 kilometers Northwest of Buenos Aires and acquired in May 1995, is located in a semi-arid area with average rainfall of 500 mm., predominantly summer rainfall. The area is naturally suited to cattle raising and forestry activities (poles and wood coal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For this fiscal year ended June 30, 2005 we used 1,400 hectares in agricultural production. We completed the development of tropical pastures in approximately 16,000 hectares. As of June 30, 2005, there were 16,898 head of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg.

San Nicolás. The San Nicolás farm is a 4,005-hectare farm owned by Agro-Uranga S.A., and located in the Province of Santa Fe, approximately 45 kilometers away from the port of Rosario. As of June 30, 2005, approximately 6,067 hectares were in use, including double crops, for agricultural production. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The Las Playas farm has a surface area of 4,294 hectares and it is owned by Agro-Uranga S.A.. Located in the Province of Córdoba, it is used for agricultural and milk purposes. As of June 30, 2005, the farm had 540 hectares of pasture used for milk production, and a sown surface area of 6,330 hectares including double crops, for grain production.

Tapenagá. This farm, with a surface area of 20,833 hectares is located in Cote Lai, in the Southern part of the Province of Chaco. The farm is located along provincial route No. 89, 75 km West of Resistencia and only 120 km away from the Ñacurutú farm. This farm is mainly devoted to cattle raising. As is the case with Ñacurutú, this farm has low production costs. As of June 30, 2005 it had 8,361 head of cattle.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, Province of San Luis. In contrast to other areas in the province, this valley has a good quality underground aquifer with good supply which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2005 season, a total of 691 hectares was sown under contractual arrangement with seed producers and leases to third parties of 1,128 hectares. Commodities were also sown. During this cycle an investment was made on approximately 1,185 hectares in the development of irrigation equipment and water supply to continue to grow the establishment.

La Suiza. La Suiza has a surface area of 41,993 hectares and it is located in Villa Ángela, Province of Chaco. It has outstanding cattle raising potential and it is used in cattle raising. La Suiza may host over 30,000 cattle head. As of June 30, 2005, La Suiza had a stock of approximately 24,928 head.

24

La Esmeralda. La Esmeralda has a surface area of 11,841 hectares, and it is located in Ceres, Province of Santa Fe. This farm, acquired in June 1998 has potential for both agricultural production and cattle raising. During the 2004/2005 farm season, a total area of 2,026 hectares was used for production of corn, sunflower and sorghum. We also leased 3,238 hectares to third parties leased for grain production. As of June 30, 2004, La Esmeralda had 8,362 head in 7,798 hectares and as of June 30, 2005, has 9,211 head in 6,577 hectares, and the aim is to enhance cattle raising efficiency and increase the surface area devoted to agriculture.

El Tigre. El Tigre was acquired on April 30, 2003, with a surface area of 8,360 hectares, located in Trenel, Province of La Pampa for a total amount of US$9.2 million. As of June 2005, 6,613 hectares were devoted to agriculture production. Milk parlors in this farm produced 0.9 million liters of milk in the four-month period ended June 30, 2005, with 461 cows being milked and 15.2 liters a day per cow.

El Invierno. The El Invierno farm was acquired on June 24, 2005 with a surface area of 1,946 hectares located in Rancul, Province of La Pampa. The purchase price was US$3.1 million and the land will be completely used in agricultural production.

Silos

As of June 30, 2005, we had an approximate storage capacity of 18,001 tons (including 35.723% of the 14,950 tons available at Agro-Uranga S.A.).

The following table shows, for the specified fiscal years, our storage capacity in the following facilities:

Storage capacity

	Fiscal year ended on June 30
	2001	2002	2003	2004	2005
	(in tons)	(in tons)	(in tons)	(in tons)	(in tons)
San Enrique	660	660	660	660	660
El Gualicho	2,000	2,000	2,000	2,000	2,000
Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,330	5,330	5,330	5,341	5,341
Las Playas (1)	1,247	1,247	1,247	—	—

Total	19,237	19,237	19,237	18,001	18,001

(1)	Owned through our interest in Agro-Uranga S.A. (representing 35.723% of capacity).

25

LAND LEASES

During fiscal year 2005 a total 15,604 hectares were leased to third parties for agriculture production, which were mostly agreed under the fixed payments prior to harvest and only a small percentage were closed as crop sharing agreements.

Due to the rise in the price of land, the company adopted the policy not to validate such prices and only lease land at values, which would grant appropriate margins. For the 2005/2006-campaign lease contracts were signed amounting 15,116 hectares.

DEVELOPMENT OF HECTARES IN MARGINAL AREAS

We believe the sector’s potential, as has happened in various countries worldwide, is in the development of marginal under used areas. With current state of the art technology, similar yields can be obtained with larger profits than those registered in nucleus areas.

During fiscal year 2005, we completed the development of 1,185 hectares under irrigation in our Agro Riego San Luis farm, reaching 3,657 hectares with a productive capacity similar to that registered in the nucleus areas. On the other hand, we continue the development of our Los Pozos farm where we added 6,000 hectares for the 2005/2006 campaign which already have grass sown (Gatton Panic).

As of June 30, 2005 Cresud had land reserves amounting more than 263,177 hectares that were purchased at extremely convenient prices. We are convinced that developing such areas and with continuous technological updates, the value of land should appreciate generating important revenues for the company.

INTERNET

Fyo.com, the internet site where the Company’s equity interest amounts to 70%, showed during the fiscal year an important increase in its business volume, despite negative results.

The company had a 77% increase in its revenues as compared to the previous fiscal year and a 250% growth in the crop brokerage invoicing. This segment’s volume of operations had a 500% growth as compared to the previous fiscal year, despite 35% of these were pending invoicing at the closing of the fiscal year.

The drop in agriculture commodities quotations – mainly due to the U.S. record production- from July 2004 to March 2005, affected invoicing per business unit, although the volume of transactions had increase.

Regarding agricultural imputs’ sales, net invoicing was similar to the one registered the previous fiscal year, however the company increased the amount of transactions and clients database. This was a consequence of the adopted strategy took by the company to increase their market share consequently, producing a drop in the average margin and sale prices.

The portal keeps consolidating as the leading site for the agriculture sector where various private polls have agreed that it is the most visited site by agriculture producers. Currently, it amounts 12,000 visitors per day and keeps consolidating as leading supplier of information for the sector’s market. For the coming season we expect a positive result, with a 42% increase in the volume of operations and 80% increase in the invoicing.

26

As new businesses, during the current fiscal year we will start offering our clients the possibility to trade in the Buenos Aires and Chicago Futures and Options markets, and keep consolidating our crop trading and input operations.

FEEDLOT – CACTUS ARGENTINA S.A.

During fiscal year 2005, our 170 hectare Feed lot, located in the province of San Luis, where the Company’s equity interest through Cactus Argentina S.A. is 50%, continued playing a key role in our company’s beef cattle production, consolidating its growth.

During past years, due to highly profitable agricultural margins, crop production displaced livestock production to marginal areas. Consequently, beef cattle production based on traditional pasture has decreased and feed lot production has increased.

Argentine producers have found as an alternative, the use of hostelry services to finish the fattening stage of their heads. Cactus Argentina S.A., has been a pioneer in this service with a 25,000 head capacity, which depends on the size of the cattle. During fiscal year 2005 the average occupation level reached 71%, such level evidenced a recuperation towards the end of the period reaching 94%.

The uniformity obtained in the Feed Lot’s final product has given buyers a high quality product, enabling an easier commercialization and achieving a higher final sale price. Re-rosen cattle arrived with an average weight between 250 and 300 kg. and was fattened to reach 430/470 kg. The main destiny for this production was the exports markets, mostly the European Union.

On the other hand, given the low prices of corn throughout the year, the Company was able to add value to Cactus production, both through the use of its own production and the purchases made from remote regions in ports where discounts are significant.

Fiscal year 2005 ended with net results amounting Ps.0.03 million. The company has a high liquidity standard and no bank debt, enabling the purchase of high quality products at extremely competitive prices

The season has been prosperous despite the summer season did not reach expected forecasts regarding the demand of services rendered by the company, as a consequence of the effects of draughts, which had enabled the total occupation of the feed lot premises.

For the coming fiscal year, Cactus is prepared to receive an important amount of cattle destined to export markets. Cresud’s cattle production meets all standards required by these markets.

27

Main indicators for the years ended June 30, 2005 and 2004:

	Fiscal year ended June 30, 2005	Fiscal year ended June 30, 2004	Variation %
Sales (volume)
Wheat (tons)	16,266	16,073	1%
Corn (tons)	32,516	23,860	36%
Sunflower (tons)	2,504	3,095	-19%
Soybean (tons)	29,509	19,089	55%
Other (tons)	7,328	2,281	221%

Total Crops (tons)	88,123	64,398	37%

Beef (tons)	17,783	14,725	21%
Milk (thousand of liters)	7,312	6,731	9%

Production
Wheat (tons)	23,719	16,707	42%
Corn (tons)	65,777	31,164	111%
Sunflower (tons)	5,024	3,095	62%
Soybean (tons)	48,730	20,439	138%
Beef (tons)	10,657	11,370	-6%
Milk (thousand of liters)	7,312	6,731	9%

Operated surface (in hectares)
Crops Own land	19,994	13.351	50%
Leased land	16,299	9.766	67%
Beef Own land	126,879	125.598	1%
Dairy farm Own land	1,583	820	93%

Land reserves (in hectares)	263,177	266,916	-1%

Surface under irrigation	3,657	3,448	6%

Storage capacity (tons)	12,660	20,360	-38%

Total cattle head	89,993	101,381	-11%
Dairy Farm Stock (head)	4,203	3,472	21%
Milking Cows (head)	2,094	1,193	76%

Note: Does not include Agro-Uranga S.A.

28

DISCUSSION OF RESULTS

Fiscal year ended June 30, 2005 compared to the fiscal year ended June 30, 2004

Sales

Sales reached Ps.78.2 million, 12.2% higher than those recorded in the previous year. Higher sales in the rest of the segments partially offset smaller feed-lot sales.

Crops. Sales of grains increased by 15.1%, from Ps.26.8 million in fiscal year 2004 to Ps.30.9 million in fiscal year 2005. The 36.8% increase in the volume of sales, from 64,398 tons up to 88,123 tons, was partially offset by a 15.9% decrease in unit price in fiscal year 2005 compared to the price for fiscal year 2004. Average price per ton sold was Ps.351 compared to Ps.417 in the prior fiscal year. The production of grains increased by 100.8%, from 74,612 tons in fiscal year 2004 to 149,785 tons in fiscal year 2005 (the production of wheat, sunflower, corn and soybean increased by 42.0%, 62.3%, 111.1% and 138.4% respectively). The total sown surface area increased from 23,117 hectares in fiscal year 2004 to 36,293 hectares in fiscal year 2005. The leased sown surface area increased from 9,766 hectares in fiscal year 2004 to 16,299 hectares in fiscal year 2005 and the Company’s own sown surface area increased from 13,351 hectares in fiscal year 2004 to 19,994 hectares in fiscal year 2005.

Beef Cattle. Sales of beef cattle increased by 32.8%, from Ps.27.7 million in fiscal year 2004 to Ps.36.8 million in fiscal year 2005. The 20.8% increase in the volume of sales was accompanied by a 10.0% increase in the price per ton sold. The volume of sales increased from 14,725 tons to 17,783 tons, whilst the sales price increased from Ps.1.88 per kilogram in fiscal year 2004 to Ps.2.07 per kilogram in fiscal year 2005. Average cattle stock increased from 93,452 head in fiscal year 2004 to 96,231 in fiscal year 2005 and the total production of beef cattle decreased by 6.3%, from 11,370 tons in fiscal year 2004 to 10,657 tons in fiscal year 2005. This decline was caused by the draught that affected the supply of grazing land where we produce meat at a lower price, and was partially offset by a higher number of cattle head finished in feedlots. The number of our own hectares used in the production of beef cattle increased from 125,598 hectares in fiscal year 2004 to 126,879 hectares in fiscal year 2005. This increase was caused by the incorporation of cattle raising hectares to the “Los Pozos” farmlands, partially offset by a shift of hectares used in cattle raising to agricultural production in “La Esmeralda”.

Milk. Sales of milk increased by 8.5%, from Ps.3.2 million in fiscal year 2004 to Ps.3.5 million in fiscal year 2005 mainly due to a 8.6% rise in production volume, from 6.7 million liters in fiscal year 2004 to 7.3 million liters in fiscal year 2005, thanks to a change in the production system forced by a severe draught, and the incorporation of our new milk parlor in “El Tigre” farm. Prices have remained steady at Ps.474 per thousand liters of milk during both fiscal years. On March 1, 2005 we opened a large-scale milk parlor in “El Tigre” farm equipped with cutting edge technology. We would thus increase production capacity by around 36,000 liters a day. We project this business to post higher yields than the agricultural business. The investment made in this business amounted to approximately US$1.0 million.

Feed lot. Revenues from this segment declined 70.1%, from Ps.7.1 million in 2004 to Ps.2.1 million in 2005. This was mainly caused by the decline in the price of corn and components of feed rations during this fiscal year, coupled with higher marketing costs, which led producers to use its own feedstuff. This brought about a lower utilization rate, from an average of 23,910 heads during 2004 to 16,300 heads during 2005.

Others. Sales increased by 1.7% from Ps.4.8 million in fiscal year 2004 to Ps.4.9 million in fiscal year 2005 mainly due to the increase in revenues from Futuros y Opciones.com, partially offset by lower revenues from leases to third parties. Revenues from leases decreased due to a small surface area used in this activity, which were conveniently destined for production; yet, leasing prices continue to be attractive.

29

Cost of sales

Cost of sales increased by 32.3% from Ps.45.1 million in fiscal year 2004 to Ps.59.7 million in fiscal year 2005. Cost of sales as a percentage of net sales increased from 64.8% in fiscal year 2004 to 76.3% in fiscal year 2005.

Crops. The cost of sales of grains increased from Ps.15.4 million in fiscal year 2004 to Ps.21.3 million in fiscal year 2005. This rise is attributable mainly to a larger sales volume coupled with a decline in commodities prices during this fiscal year, and a larger opening stock which affected, to a smaller extent, the cost of sales in fiscal year 2005. The cost of grain sales as a percentage of overall sales increased by 57.4% in fiscal year 2004 to 69.0% in fiscal year 2005.

Beef cattle. Cost of sales for beef cattle increased by 55.7% from Ps.21.1 million in fiscal year 2004 to Ps.32.8 million in fiscal year 2005. This increase mainly corresponds to a larger volume of meat sales, to the impact of a higher quantity of beef cattle finished in the feedlot as a consequence of the drought that affected cattle raising areas in the country and to a lower stock at the end of the fiscal year, offset to a smaller extent by higher average cattle prices during this fiscal year. The cost of sales for beef cattle as a percentage of sales of cattle increased from 76.0% in fiscal year 2004 to 89.1% in fiscal year 2005. The cost for each ton sold also increased from Ps.1,432 in fiscal year 2004 to Ps.1,846 in fiscal year 2005 for the same reasons.

Milk. The cost of sales of milk increased by 60.2% from Ps.1.3 million in fiscal year 2004 to Ps.2.1 million in fiscal year 2005. This increase is attributable to the positive effect resulting from the reclassification of dairy cattle in the previous fiscal year, coupled with the negative impact of larger feeding costs due to the draught that took place during this fiscal year. Another factor that led, albeit to a smaller extent, to the rise in costs this year, was the increase in costs in “El Tigre” farm as a result of larger expenditure incurred in the development of milk parlor technology which, due to its condition, has just generated revenue in the last four months of fiscal year 2005. The cost of milk sales per thousand liters has gone up from Ps.194 in 2004 to Ps.286 in 2005.

Feed lot. The cost of feed lot sales fell by 70.0%, from Ps.6.2 million in 2004 to Ps.1.9 million in 2005. This decline is attributable to lower costs as a consequence of lower utilization levels and a lower cost per feed lot due to corn deliveries made by producers in the course of the year. The cost of feed lot services as a percentage of total sales increased from 86.9% in 2004 to 87.1% in 2005.

Others. Costs increased by 39.0% from Ps.1.1 million in fiscal year 2004 to Ps.1.6 million in fiscal year 2005 mainly due to higher costs related to Futuros y Opciones.com.

Gross Profit

As a result of the factors mentioned, gross profit amounted to Ps.18.5 million in fiscal year 2005 compared to a Ps.24.5 million profit recorded in fiscal year 2004.

Selling Expenses

Selling expenses increased from Ps.4.9 million in fiscal year 2004 to Ps.6.6 million in fiscal year 2005. Selling expenses in agricultural activities represented 71.8% of total selling expenses, selling expenses in cattle raising activities represented 22.1% and the remaining 6.1% corresponds to the other activities. Selling expenses in grains as a percentage of sales amounted to 15.3% in fiscal year 2005. Selling expenses by ton of grains sold increased compared to those of the prior fiscal year amounting to Ps.54 per ton in the current fiscal year. Selling expenses as a percentage of the sales of beef cattle decreased from 5.4% in fiscal year 2004 to 4.0% in fiscal year 2005 due to an improvement in our business deals with customers.

30

Sales of milk do not generate selling expenses as the production of milk is sold on a direct basis.

Administrative Expenses

Administrative expenses increased by 26.7% from Ps.5.7 million in fiscal year 2004 to Ps.7.3 million in fiscal year 2005, mainly due to the increase in salaries, social contributions, fees for services office and transportation expenses. Administrative expenses include the Company’s general expenses but they exclude expenses related to farmland management.

Net gain on sale of farms

The net gain on sale of farms amounted to Ps.20.0 million due to the sale of the following establishments:

•	On February 1, 2005 deeds were executed for the sale of “Ñacurutú”, with a surface area of 30,350 hectares, located in the departments of General Obligado and Vera, Province of Santa Fé. The agreed price was US$5.6 million. The gain on this sale amounted to Ps.7.6 million

•	On June 8, 2005 a deed was executed for the sale of “San Enrique”, with a surface area of 977 hectares, located in the department of General López, Province of Santa Fé. The agreed price was US$5.0 million and the gain made on he sale amounted to Ps.12.3 million.

•	On June 29, 2005 a bill of sale was signed in relation to a share of the farm located in the Recreo, Province of Catamarca, where two hectares were sold for US$20,000. The gain on the sale amounted to Ps.0.1 million.

•	On February 24, 2005 a bill of sale was signed for “El Gualicho” farm with a surface area of 5,729 hectares, located in the departments of General Roca and Presidente Roque Saenz Peña, Province of Córdoba. The sale price was US$5.7 million. The deed will be executed on July 25, 2005 (the resulting gain realized in the following fiscal year). The gain on this sale is estimated at US$3.4 million.

Gain from inventory holding

The gain from holdings amounted to Ps.11.6 million in fiscal year 2005, compared to Ps.2.2 million in fiscal year 2004. This increase reflects the profit from cattle holdings based on the increase in real prices during fiscal year 2005.

Operating Income

Given the factors described above, the operating income amounted to Ps.36.3 million in fiscal year 2005 compared to Ps.17.8 million recorded in fiscal year 2004. The operating margin was 46.4% in fiscal year 2005 and 25.6% in fiscal year 2004.

Net Financial results

Net financial results amounted to a gain of Ps.63.8 million for fiscal year 2005 and a loss of Ps.0.02 million for fiscal year 2004. This was mainly attributable to corporate notes bought from IRSA, adversely offset, in part, by the effect of interest and exchange losses in fiscal year 2005, which were not accounted for during 2004.

Financial results are broken down as follows (i) a gain of Ps.68.7 million on the sale of corporate bonds acquired from IRSA (ii) a gain of Ps.0.8 million on traded shares and securities (iii) a loss of Ps.3,0 million resulting from exchange rate differences (iv) a loss of Ps.1.6 million attributable to the financial transactions tax (v) a loss of Ps.1.1 million resulting from interest and others.

31

Income from related companies

The income on equity investments increased from a Ps.26.7 million in fiscal year 2004 to a Ps.28.1 million in fiscal year 2005 mainly due to the net income of IRSA in the fiscal year which amounted to Ps.26.4 million, and the operating income obtained from Agro Uranga S.A. of Ps.1.7 million.

Other income and expenses, net

In 2005, the item Other income and expenses, net amounted to a loss Ps.5.1 million compared to a loss of Ps.0.4 million in fiscal 2004, mainly due to donations of Ps.1.9 million and Ps.0.7 million in the fiscal years 2005 and 2004, respectively, and the effect of the net worth tax levied on shareholders and borne by the Company this fiscal year.

Management Fee

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.8.5 million and Ps.3.6 million in the fiscal years 2005 and 2004, respectively.

Income tax expense

Income tax expense increased from Ps.8.6 million in fiscal year 2004 to Ps.37.8 million in fiscal year 2005. The Company recognized its income tax charge on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock and fixed assets valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

Minority interest

A third party interest amounting to Ps.0.09 million was recorded during fiscal year 2005 to show the minority interest in Futuros y Opciones.com S.A. results.

Net Income

Given the factors described above, the net income increased from a Ps.32.1 million for fiscal year 2004 to Ps.76.8 million for fiscal year 2005. The net margin, computed as net income over total sales amounted to 98.2% for fiscal year 2005 and 46.1% for fiscal year 2004.

32

RESULT FROM THE INVESTMENT IN IRSA INVERSIONES Y REPRESENTACIONES S.A.

IRSA Inversiones y Representaciones S.A. is Argentina’s largests and most diversified real estate company. IRSA participates in the following business segments:

•	Office rental with more than 97,000 m2 of premium offices for lease.

•	Operation of Shopping Centers through its 60.69% equity interest in Alto Palermo S.A. (APSA) (NASDAQ: APSA, BASE: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 9 shopping centers with 214,207 m2 of gross leasable area.

•	Sale of residential properties.

•	Holding and operation of luxury hotels through its equity interest in 3 five stars hotels.

Furthermore, IRSA owns land reserves for future developments book valued at Ps.371.3 million. IRSA’s total consolidated assets amounts Ps.2,524.4 million and shareholder’s equity amounts Ps.1,252.2 million.

IRSA has 11.8% equity interest in Banco Hipotecario, the largest argentine bank granting mortgages with an equity amounting Ps.1,849.6 million.

During fiscal year 2005, all of IRSA’s business units have improved their performance considerably, mainly due to wise strategy decisions in the favorable scenario of the argentine economy, which included the recovery of the consumption credit, of salaries, and investment.

This circumstance was reflected in IRSA’s results, as shown by the significant increase in operating income which rose 32.9%, from Ps.105.8 million during fiscal year 2004 to Ps.140.5 million in fiscal year 2005. The growth is a consequence of an increase in operative results registered during fiscal year 2005 of Shopping Centers, Hotels, Sales and Developments amounting 46.6%, 9.2% and 2,243.4% respectively compared to the results corresponding to the previous fiscal year. Regarding the office rental business, despite its operative result decreased 54.5%, such drop is mainly a consequence of a lower result from operations real estate holdings and by the increase in administration expenses. However, it is worth mentioning that gross profit for this business unit grew 70.1% due to an increase in revenues and reduction of costs.

The outstanding evolution of the business unit together with results from subsidiaries amounting Ps.66.6 million, mainly derived from our share in Banco Hipotecario S.A. resulted in a net profit for the company amounting Ps.103.2 million for fiscal year 2005, which means an increase of 17.5% as compared to the previous fiscal year.

As of June 30, 2005, the company owned 77,848,141 IRSA shares, equivalent to 21.79% of the equity. Additionally, the company owned at such date 36,538,897 convertible bonds issued by IRSA and 36,538,897 warrants also issued by IRSA.

Our investment in IRSA during fiscal year 2004 resulted in a Ps.26.4 million profit for the company.

33

OTHER RELEVANT EVENTS

Debt reduction resulting from the conversion of ONC and the exercise of warrants

Currently, our debt under Convertible Notes was reduced by US$9,997,768 as a consequence of the exercise of conversion rights.

As of today, 9,677,970 Warrants have been exercised, resulting in an inflow of US$11.6 million for the Company.

In this way, considering all conversions and exercise of warrants, the number of outstanding Convertible Notes as of today has reached US$40,002,232 while the number of outstanding warrants amounts to 40,322,030. A total 38,746,959 shares were issued, increasing the Company’s total number of outstanding shares to 160,031,351.

As of June 30, 2005, the Company holds Convertible Bonds issued by IRSA for a total US$36.5 million, which bear interest at the same rate as those issued by our company.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued on November 14, 2002, under New York Law, at an interest rate of 8% (paid semiannually), due November 14, 2007, which are convertible at a price of US$0.5078 per share of face value Ps.1.00 (1.9693 shares per Note). Additionally, each Convertible Note holds a warrant, which allows the holder to obtain for each Convertible Note 1.9693 shares, of face value Ps.1, at a price of US$0.6093.

Note: Total conversion describes a scenario were all bearers of convertible notes exercise their conversion rights and warrants.

34

AGREEMENT FOR SHARED SERVICES WITH IRSA INVERSIONES Y REPRESENTACIONES S.A. AND ALTO PALERMO S.A. (APSA)

Given that the Company, IRSA and APSA (collectively referred to as “the Parties”) have operational areas with certain common characteristics, the Board has deemed it advisable to analyze the possibility of implementing alternatives to reduce certain fixed costs in its activities (the “Project”) for the purpose of decreasing their incidence on operating results, taking advantage and optimizing the individual efficiencies of each company in the different areas that make up operational management.

In this respect, the Company has run a partial operational integration trial in the areas of Human Resources, Finances, Institutional Relations, Administration, Information Technology, Insurance, Purchases, Contracts and Operations, among others (the Areas). The outcome has shown the feasibility of the Project taking into account that the project is not covered by the provisions of Decree 677/01, Section 73, currently in force and an independent third party (Deloitte Argentina) has been retained to prepare a report on the definition of guidelines for liquidation and distribution basis for the implementation of the Project.

In this framework, an onerous Exchange of Operating Services Agreement has been made related to the mentioned areas, linking tasks carried out by one or more of the Parties for the benefit of the other Parties, invoiced and payable in the first place by offsets with services rendered by any of the Areas and in the second term, in the event of differences in the value of the services rendered, in money, among the companies involved in the Project. This Agreement shall have a 24-month term and it may be renewed for the same term unless notified rescission for any of the Parties. It must be emphasized that irrespective of such scheme, the Parties maintain absolute independence in their strategic and business decisions, with no consideration of the existence of the Project. Costs and benefits are allocated on the basis of operational efficiency and equity and none of the Parties pursue an individual economic benefit.

The Board has also understood that the implementation of the Project does not hinder the identification of economic transactions or services involved and neither does it have a negative effect on the efficacy of internal control systems or in the internal and external audits of any of the Parties or in the possibility of disclosing the transactions related to this Agreement in accordance with Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales en Ciencias Económicas (Argentine Federation of Professional Councils of Economic Sciences, FACPCE). In addition, Mr. Alejandro Gustavo Elsztain has been appointed General Coordinator and Mrs. Clarisa Diana Lifsic de Estol.

35

PROSPECTS FOR THE NEXT FISCAL YEAR

International and Argentinean economic conditions place the agriculture sector and our company in a favorable situation to take advantage of arising opportunities. Despite the drop in competitiveness generated by the exchange rate as compared to the previous fiscal year, conditions remain favorable for the sector, though we believe that export withholdings should be reviewed since they negatively affect the competitiveness of the business.

In this sense, we will continue with our strategy to complement agriculture in owned farms with leased farms, as long as profitability on invested capital for the activity reaches the minimum levels required for the business, seeking this way to atomize productive risks and dilute fix costs.

Due to the effects of devaluation on the exporting cattle beef industry and expectations on the opening of the U.S., Mexican and Canadian markets after the control of the hoof and mouth disease, perspectives for this activity are promising. Once the term is over and having complied with ruling conditions, these three markets are supposed to open in 2006. As a result if this, we expect a rise in the quotations in dollars of cattle assets, therefore we will concentrate in obtaining maximum productivity and continue increasing our production levels. On the other hand, Argentina is one of the only countries free of the mad cow disease, consequently new markets could open for argentine producers.

Locally, we believe there is a trend to concentrate the argentine cattle productive chain through new international participants, showing the more important player’s interest in this business and strengthening the sector.

To impulse new projects, we have planned an external financing strategy for working capital of productive seasons, which will allow us to develop new businesses optimizing risks.

Commercially, we are signing agreements with exporting slaughterhouses to slaughter our own herds and export on behalf of third parties. For this purpose we have obtained a butcher’s license.

Within our expansion strategy, we have decided to expand our operations outside of Argentina, taking advantage of excellent opportunities in different countries of Latin America, to reflect the company’s model. Currently, we are working on a business plan to invest in the Brazilian agriculture market.

We will continue to develop hectares for agriculture under irrigation in our Agro Riego San Luis farm, aiming to complete expansion during this new season. Additionally, we will continue with the development of our Los Pozos farm adding more hectares for agriculture and beef cattle production, mainly focusing in the increase of the breeding stage.

We will work intensely in the development of a business line positioned to services for the agriculture business, which will comprise the production of specialties, and seeds for the main seed producers and exporting companies.

On the other hand, we have concluded the development of an oversize dairy farm with state of the art technology, which opened on March 1, 2005. We are planning for this

36

business the possibility to continue through the milk production chain, producing dried milk, cheese, etc.

Futuros y Opciones S.A. our Internet company, consolidated as broker for the agriculture sector, quintuplicating its volume of operations as compared to the previous fiscal year. We aim to position this company in the brokerage business, consolidating services.

For the coming Fiscal Year, we are developing a system migration that will result in the integration of different interfaces and existing processes in diverse areas of our company. These improvements will grant a more flexible, efficient and agile organization to respond to the business’ requirements, besides granting a higher competitiveness in all the organization. Consequently, this integration strategy will allow automatizing, standardizing and formalizing processes.

In the future, we will continue to pay attention to take advantage of opportunities arising in the market, selling properties with mature businesses resulting in good yields for the company and acquiring farms mainly located in marginal areas with a high productive potential.

37

BOARD OF DIRECTORS

The Board of Directors, which is responsible for our Company’s management, is made up of ten directors and three alternate directors, each of whom is appointed by our shareholders at an ordinary meeting, to hold office for a term of three years, provided that a third of the members may be appointed annually. The Directors and alternate directors can be reelected to hold office unlimitedly.

Our current Board of Directors was designated by the Shareholders’ meetings held in October 2004 and August 2005 for terms of office expiring in fiscal years 2005, 2006, 2007 and 2008.

The following table shows the current members of the Board of Directors:

Name and position	Date of birth	Position held at Cresud	Year of appointment to current position	End of office	Current position since
Eduardo S. Elsztain	01/26/1960	Chairman	2002	2005	1994
Saúl Zang	12/30/1945	First vice-chairman	2002	2005	1994
Alejandro G. Elsztain	03/31/1966	Second vice-chairman	2004	2007	1994
Clarisa D. Lifsic	07/28/1962	Director	2004	2007	1994
Gabriel A. G. Reznik	11/18/1958	Director	2003	2006	2003
Jorge O. Fernández	01/08/1939	Director	2003	2006	2003
Susan L. Segal	10/09/1952	Director	2004	2007	2004
Fernando A. Elsztain	01/04/1961	Director	2004	2007	2004
David A. Perednik	11/15/1957	Director	2004	2007	2004
Gary Gladstein	07/07/1944	Director	2005	2008	2005
Salvador D. Bergel	04/17/1932	Alternate Director	2002	2005	1996
Juan C. Quintana Terán	06/11/1937	Alternate Director	2002	2005	1994
Gastón A. Lernoud	06/04/1968	Alternate Director	2002	2005	1999

A brief biographic description of each Board member is as follows:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been carrying out activities in the Real Estate sector for more than twenty years. He founded Dolphin Fund Management. He is the Chairman of the Board of IRSA, APSA, Shopping Alto Palermo S.A. and Consultores Asset Management; he is Vice-Chairman of the Board of Banco Hipotecario, among other companies. Eduardo S. Elsztain is the brother of our Director Alejandro G. Elsztain and cousin of Fernando A. Elsztain.

Saúl Zang. Mr. Zang is a lawyer graduated from the University of Buenos Aires. Member of the International Bar Association (Asociación Internacional de Abogados) and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He has been a founding member of the law firm Zang, Bergel & Viñes. He is also First Vice-Chairman of the Board of Directors of IRSA and Shopping Alto Palermo S.A. and Vice-Chairman of APSA, Puerto Retiro and Fibesa, as well as director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

38

Alejandro G. Elsztain. Mr. Elsztain is an Agricultural Engineer graduated from the University of Buenos Aires. He is Chairman of Inversiones Ganaderas S.A. and Cactus Argentina and Director of FyO.com. He is also Second Vice-Chairman of IRSA and Executive Vice-Chairman of APSA and Shopping Alto Palermo S.A. Mr. Alejandro G. Elsztain is the brother of the Chairman of de Board of Directors, Eduardo S. Elsztain and cousin of Fernando A. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic is a graduate in Economic Sciences from the University of Buenos Aires and she obtained a Masters Degree in Sciences with management expertise at the Massachusetts Institute of Technology. She has also held offices on research and financial analysis areas in the private sector since 1987. At present, she is the Chairman of the Board of Directors of Banco Hipotecario S.A., among others.

Gabriel A. G. Reznik. Mr. Reznik is a Civil Engineer graduated from the University of Buenos Aires. He is currently member of the Board of Directors of IRSA, APSA, Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro y Nuevas Fronteras S.A. and permanent member of the Board of Directors of Banco Hipotecario S.A., among others.

Jorge Oscar Fernández. Mr. Fernández graduated from the University of Buenos Aires in Economic Sciences. He has carried out commercial activities as General Accountant for Banco del Este, Administrative Officer, Director and Second Vice-President for Banco Río de la Plata. He was also a member of the Board of Directors of various companies: Banelco, La Patagonia, Cía Previsional Río Citi, Siembra AFJP, Siembra Cía de Seguros, Río Valores, Sur Seguros, Inter Río Holdings Establishment, Banco Río and Sur Seguros. He is also a member of ADEBA (Argentine Banking Association).

Susan L. Segal. Mrs. Segal studied in Sarah Lawrence College and has a Master in Business Administration from Columbia University. She was founding member of Inspiration Partners, partner and leader at JPMorgan Partners/Chase Capital Partners for Latin America. She was senior manager at Chemical/Chase Banks. She is currently President and General Manager for the Council of the Americas/Americas Society (Consejo de las Américas).

Fernando A. Elsztain. Mr. Elsztain studied architecture in the University of Buenos Aires. Since March, 1994 he has been Commercial Director with IRSA. He has also worked as consultant in the real estate business and executive officer of a family-owned real estate company. He is member of the Board of Directors of IRSA, APSA and Baldovinos and alternate director of the Board of Directors of Banco Hipotecario S.A., among other companies. Mr. Fernando A. Elsztain is cousin of Mr Eduardo S. Elsztain, Chairman of the Board of Directors, and Alejandro G. Elsztain, second Vice Chairman.

David A. Perednik. Mr. Perednik is a Certified Public Accountant graduated from The University of Buenos Aires. He has worked in many companies, such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he was Financial Director between 1986 and 1997. He also worked for Deloitte & Touche as Senior Consultant in the Administration and Systems department between 1983 and 1986. He is currently Administrative Director of IRSA and APSA.

39

Gary S. Gladstein. Mr. Gladstein is a Bachelor in Business Administration graduated from the University of Connecticut and has a Master degree in Business Administration from the University of Columbia, He worked as operations manager for Soros Fund Management LLC and is currently senior consultant for Soros Fund Management LLC. He is also a member of the Board of Directors of Mueller Industries, Jos A. Bank Clothiers and Emerging Inc.

Salvador D. Bergel. Mr. Bergel is a Lawyer graduated from the National University of the Litoral and Doctor in Social and legal sciences. He is a founding member of Zang, Bergel & Viñes and legal advisor of Repsol YPF S.A. He is also an alternate director of APSA.

Juan C. Quintana Terán. Mr. Quintana Terán is a Lawyer graduated from the University of Buenos Aires. He is also a legal advisor of the law firm Zang, Bergel & Viñes. He has been President and Judge of the Honorable National Court of Appeals in Commercial Matters of the City of Buenos Aires. He is an alternate director of APSA.

Gastón Armando Lernoud. Mr. Lernoud graduated as a Lawyer from University of El Salvador, Buenos Aires, in 1992. He obtained a Masters degree in Corporate Law in 1996 from the University of Palermo, Buenos Aires. He was a Senior associated member of Zang, Bergel & Viñes until June 2002, when he joined Cresud’s team of lawyers.

Compensation of the Board of Directors

Under the laws of Argentina, if the compensation of the Board is not provided for in the company’s by-laws, it shall be determined by the shareholders’ meeting. The maximum amount of compensation to be received by Board members, including compensation for permanent technical-administrative duties shall not exceed 25% of the company’s profits. Such amount shall be limited to 5% when no dividend is distributed to shareholders and shall be increased in proportion to such distribution. When one or more Directors are assigned to special committees or technical-administrative duties and profits are either non-existent or limited, the shareholders’ meeting may approve compensations in excess of the aforementioned limits.

The compensation of our Directors for each fiscal year is determined in accordance with the Argentine Corporations Law, taking into account the results for the year and the performance of additional technical-administrative duties. Upon the amounts being determined they are submitted to our shareholders for consideration at the shareholders’ meeting.

Internal Control - Audit Committee

According to the Regime of Transparency in Public Offerings provided for by Decree 677/01, the regulations of the Comisión Nacional de Valores (CNV) and Resolutions No. 400 and 402 of the CNV, and pursuant to provisions of Executive Order 677/01, our Board of Directors resolved that the Audit Committee shall be a Board Committee which main duties shall be to assist the Board in complying with its duty to act with due care, diligence and skill in respect of our company, particularly in the application of the accounting policies and issuance of the accounting and financial

40

information, management of business risks and internal control systems, the company’s business behavior and ethics, in monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of the internal audit duties both by our company and external auditors.

Pursuant to Executive Order 677/01 and the regulations issued by the Securities and Exchange Commission, since its creation on May 27, 2004, our auditing committee has been formed by three members, two of which are outsiders in conformity with the criteria established by the above-mentioned regulations.

NASDAQ regulations provide that as of July 31, 2005, foreign companies listing in United States should have an audit committee formed in its entirety by independent directors. As a result, effective September 7, 2005, our Board of Directors has appointed Gabriel Reznik, Jorge Oscar Fernández and Susan Segal – all of them independent directors- as members of the audit committee.

Supervisory Committee

The Surveillance Committee is charged with the control of management actions and of our company’s affairs and monitors compliance with the by-laws and the resolutions of the shareholders’ meetings, in accordance with the Section 294 of the Argentine Corporations Law. The members of the Supervisory Committee are appointed by the annual regular shareholders’ meeting and hold office for one year. The Supervisory Committee consists of three regular members and three alternate members.

The following table includes information about the members of our Supervisory Committee appointed at the Annual Regular Shareholders Meeting held on October 22, 2004:

Name	Date of birth	Position held at Cresud
Andrés Suarez	01/01/1965	Statutory Auditor

Corina I. Pando	12/26/1952	Statutory Auditor

Carlos A. Rebay	05/06/1949	Statutory Auditor

Carlos H. Rivarola	08/01/1954	Alternate Statutory Auditor

Gabriel Martini	02/21/1963	Alternate Statutory Auditor

Diego Niebuhr	02/10/1953	Alternate Statutory Auditor

41

The following is a brief biographical description of each member of our Supervisory Committee.

Andrés Suarez. Mr. Suarez graduated as a Public Certified Accountant from the University of Buenos Aires. He is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. In addition, he is also a member of the Supervisory Committees of IRSA and APSA.

Corina I. Pando. Ms. Pando graduated as a Public Certified Accountant from the University of Buenos Aires and she is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers.

Carlos A. Rebay. Mr. Rebay studied Economic Sciences and Business Administration at the “Universidad Argentina de la Empresa”. He is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers.

Carlos H. Rivarola. Mr. Rivarola graduated as a Public Certified Accountant from the University of Buenos Aires and he is a partner of Price Waterhouse & Co. S.R.L. member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committees of APSA

Gabriel Martini. Mr. Martini graduated as a Public Certified Accountant from the University of Buenos Aires and he is a partner of Price Waterhouse & Co. S.R.L. member firm of PricewaterhouseCoopers. He is a member of the Professional Council of Economic Sciences of the City of Buenos Aires.

Diego Niebuhr Mr. Diego Niebuhr graduated as a Public Certified Accountant from the University of Buenos Aires. He is a partner of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. He is also a member of The Supervisory Committees of IRSA

Dividends and dividend policy

According to the Argentine Law, the distribution and payment of dividends to shareholders may only be validly made if they result from the company’s net and realized profits arising from the annual financial statements approved by shareholders. The approval, amount and payment of dividends are subject to the approval of our shareholders at the annual regular shareholders’ meeting. The approval of dividends requires the affirmative vote of the majority of voting shares.

According to the Argentine law and to our by-laws the net and realized profits of each fiscal year shall be distributed as follows:

•	5% of net profits to our legal reserve, until it reaches 20% of our adjusted corporate capital stock;

•	a specified amount fixed by resolution of the shareholders’ meeting is assigned to compensation of our Directors and members of our Surveillance Committee; and

42

•	dividends, additional dividends on preferred shares, if any, or application of proceeds to optional or contingent reserves or to a new account, or for any other purpose as may be determined by the shareholders’ meeting.

In the past, we paid cash dividends at an average of Ps.0.024 per share. At the shareholder meeting held on October 23, 1998, our shareholders approved the distribution of 7,997,577 treasury stock among our shareholders on a proportional basis, which are stated in the attached table as cash dividends.

As the result of the year ended June 30, 2002 was a Ps.39,556,328 loss (stated in historic pesos), the shareholders’ meeting resolved not to distribute dividends for such year.

The following table shows the ratio of dividends paid and total amount of dividends paid per fully paid-in common share for each year since 1995. The amounts in pesos are stated in historic pesos as of the relevant payment dates.

Year of declaration	Cash dividends(1)	Total per share
	(Pesos)	(Pesos)
1995	—	—
1996	—	—
1997	—	—
1998	0.099	0.099
1999	0.092	0.092
2000	0.011	0.011
2001	0.030	0.030
2002	—	—
2003	0.012	0.012
2004	0.019	0.019

(1)	It corresponds to payments per share. To compute the dividends paid per ADS, the payment per share shall be multiplied by ten. The amounts in Pesos are stated in historic Pesos as of the relevant payment date.

At the date of issuance of these financial statements, The Board of Directors is still working in the analysis of potential proposals to shareholders related to the issues mentioned in Section 62, Sub-section n) of the Listing Regulations with respect to a potential distribution of cash dividends and/or capitalization of earnings, monetary capital adjustments and/or other issues. At present, it is also analyzing along the same lines and in conjunction with the dividend issue, the possibility of recovering the amounts paid as tax on the personal property of the shareholders in the Company’s role as representative for tax purposes, which have been duly paid as of this date.

Although we intend to distribute cash dividends in the future, we may not assure that we shall be in a position to do so.

43

STOCK INFORMATION

Information on the value of our shares at the Bolsa de Comercio de Buenos Aires

Our common shares are listed on the Bolsa de Comercio de Buenos Aires under the “CRES” symbol. They have been listed on the Bolsa de Comercio de Buenos Aires since December 12, 1960. The following table shows the highest and lowest closing prices of our common shares at the Bolsa de Comercio de Buenos Aires during the specified periods.

	Pesos per share
	Highest	Lowest
1996	2.25	1.38
1997	2.47	1.67
1998	2.14	1.07
1999	1.30	0.89
2000	1.03	0.75

2001
1st quarter	0.93	0.76
2nd quarter	1.05	0.80
3rd quarter	1.02	0.90
4th quarter	0.89	0.63

2002
1st quarter	1.90	0.75
2nd quarter	2.35	1.88
3rd quarter	2.50	1.52
4th quarter	2.42	1.75

2003
1st quarter	2.80	1.75
2nd quarter	2.74	2.10
3rd quarter	2.72	2.30
4th quarter	4.50	2.65

2004
1st quarter	3.95	2.90
2nd quarter	3.60	2.60
3rd quarter	3.70	3.01
4th quarter	4.47	3.49

2005
January	4.35	3.90
February	4.83	4.35
March	5.00	3.86
April	4.10	2.93
May	3.78	3.08
June	3.67	3.40

Source: Bloomberg.

44

Information of the value of our shares at the NASDAQ

Each ADS of CRESUD represents 10 common shares. The American Depository Shares are listed and traded on the NASDAQ under the “CRESY” symbol. The ADS have been traded at the NASDAQ since March 1997 and were issued by the Bank of New York, Inc. as Depository for the ADS. The following table shows the highest and lowest closing prices of our ADS at the NASDAQ during the specified periods.

	US Dollars per ADS
	Highest	Lowest
1998	21.4	10.6
1999	12.9	8.8
2000	10.4	7.4

2001
1st quarter	9.4	7.5
2nd quarter	10.5	8.0
3rd quarter	10.1	9.0
4th quarter	9.0	6.1

2002
1st quarter	7.0	5.8
2nd quarter	6.7	5.2
3rd quarter	6.7	4.1
4th quarter	6.3	4.6

2003
1st quarter	8.5	5.2
2nd quarter	10.0	6.8
3rd quarter	9.5	7.9
4th quarter	15.1	9.3

2004
1st quarter	12.8	10.3
2nd quarter	12.8	8.5
3rd quarter	12.41	10.01
4th quarter	15.3	11.46

2005
January	14.98	13.15
February	16.58	15.10
March	17.15	13.36
April	13.97	9.94
May	13.01	10.43
June	12.58	11.81

Source: Bloomberg

Eduardo S. Elsztain
Chairman

45

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Financial statements for the fiscal year ended June 30, 2005 presented in comparative form with the previous fiscal year

Fiscal year No. 70 started on July 1, 2004

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized	Subscribed	Paid-in
	pesos	pesos	pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	162,784,579	162,784,579	162,784,579

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of June 30, 2005 and 2004

	June 30, 2005 (Notes 1, 2 and 3)	June 30, 2004 (Notes 1, 2 and 3)
	Pesos	Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	14,468,212	12,749,164
Investments (Note 4.b.)	59,978,002	1,874,997
Trade accounts receivable (Note 4.c.)	9,788,312	5,354,858
Other receivables (Note 4.d.)	22,213,958	14,744,734
Inventories (Note 4.e.)	46,293,640	35,441,885

Total current assets	152,742,124	70,165,638

Non-current assets
Other receivables (Note 4.d.)	6,480,334	4,223,430
Inventories (Note 4.e.)	53,223,179	44,740,030
Investments on controlled and related companies (Note 4.b.)	289,391,269	260,419,568
Other investments (Note 4.b.)	105,508,513	132,962,608
Fixed assets, net (Schedule A)	166,497,596	160,026,473

Subtotal Non-Current Assets	621,100,891	602,372,109

Goodwill (Note 4.b.)	(30,430,822)	(25,869,346)

Total Non-Current Assets	590,670,069	576,502,763

Total Assets	743,412,193	646,668,401

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	17,897,922	10,840,177
Loans (Note 4.g.)	11,499,782	8,090,261
Salaries and social security payable (Note 4.h.)	1,748,138	1,475,373
Taxes payable (Note 4.i.)	20,203,393	2,206,532
Other debts (Note 4.j.)	14,630,905	6,688,993

Total Debts	65,980,140	29,301,336

Total current liabilities	65,980,140	29,301,336

Non-current liabilities
Taxes payable (Note 4.i.)	39,285,385	26,213,217
Loans (Note 4.g.)	114,693,553	125,880,874
Other debts (Note 4.j.)	1,000	1,000
Provisions (Schedule E)	104,198	38,327

Total Non-current liabilities	154,084,136	152,133,418

Total Liabilities	220,064,276	181,434,754

Minority interest	276,947	65,451

SHAREHOLDERS’ EQUITY	523,070,970	465,168,196

Total Liabilities and Shareholders’ Equity	743,412,193	646,668,401

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

	June 30, 2005 (Notes 1, 2 and 3)	June 30, 2004 (Notes 1, 2 and 3)
	Pesos	Pesos
Sales
Crops	30,893,216	26,838,376
Beef cattle	36,826,885	27,723,604
Milk	3,463,144	3,191,948
Feed Lot	2,129,838	7,120,335
Others	4,859,931	4,778,545

Total Sales	78,173,014	69,652,808

Cost of sales (Schedule F)
Crops	(21,327,694)	(15,405,391)
Beef cattle	(32,819,805)	(21,080,583)
Milk	(2,094,975)	(1,307,963)
Feed Lot	(1,855,279)	(6,185,770)
Others	(1,560,860)	(1,123,049)

Total cost of sales	(59,658,613)	(45,102,756)

Gross profit	18,514,401	24,550,052

Selling expenses (Schedule H)	(6,595,641)	(4,903,065)
Administrative expenses (Schedule H)	(7,271,279)	(5,740,114)
Net gain on sale of farms	19,987,989	1,668,751
Gain from inventory holding (Schedule F)	11,622,122	2,236,255

Operating income	36,257,592	17,811,879

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	(6,165,232)	9,628,925
Interest income	551,398	235,798
Allowance for doubtful accounts (Schedule E)	(12,809)	65,258
Reference stabilization index (CER)	—	(303,646)
Tax on banking debits and credits	(1,592,008)	(1,414,030)
Holding gain and operations of securities	1,837	—
Result from sale of Convertible Bonds	68,754,172	—
Interest on bonds	9,965,370	11,517,318
Others	772,621	10,207

	72,275,349	19,739,830

Generated by liabilities:
Reference stabilization index (CER)	(7,875)	(19,503)
Financial expenses
Interest on Convertible bonds (Note 7)	(9,609,672)	(10,589,742)
Others	(2,044,025)	(1,108,080)
Exchange differences and discounts	3,137,609	(8,041,474)

	(8,523,963)	(19,758,799)

Other income and expenses, net
Gains from other fixed assets sales	45,398	277,678
Donations	(1,900,000)	(706,200)
Shareholders’ personal assets tax and miscellaneous	(3,210,784)	64,761

	(5,065,386)	(363,761)

Income from related companies	28,087,632	26,669,884
Management fee	(8,533,213)	(3,567,003)

Net Income before income tax and minority interest	114,498,011	40,532,030

Income tax expense	(37,787,594)	(8,570,269)
Minority interest	88,501	141,261

Net income for the year	76,798,918	32,103,022

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

	June 30, 2005 (Notes 1, 2 and 3)	June 30, 2004 (Notes 1, 2 and 3)
	Pesos	Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	13,137,931	21,837,823
Cash and cash equivalents at the end of the year	67,462,547	13,137,931

Net increase (decrease) in cash and cash equivalents	54,324,616	(8,699,892)
Causes of changes in cash and cash equivalents
Operating activities
Income for the year	76,798,918	32,103,022
Liabilities interest	11,010,444	10,589,741
Income tax	37,787,594	8,570,269
Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(28,087,632)	(26,669,884)
Minority interest	(88,501)	(141,261)
Increase in allowances and reserves	14,743,900	6,634,767
Amortization and depreciation	4,169,139	3,937,141
Gain from inventory holdings	(11,622,122)	(2,236,255)
Financial results	(9,594,906)	(10,246,273)
Gain from sale of non-current investments	(68,754,172)	—
Gain from sale of fixed assets	(20,033,387)	(1,946,429)
Changes in operating assets and liabilities
Decrease in current investments	4,101,258	11,551,129
(Increase) decrease in trade accounts receivable	(4,452,087)	2,411,916
Increase in other receivables	(2,805,883)	(13,578,079)
Increase in inventories	(8,820,992)	(17,225,042)
Decrease in social security payables, taxes payable and advances from customers	(6,445,800)	(4,508,493)
Increase (Decrease) in trade accounts payable	2,537,610	(3,732,327)
Dividends collected	1,653,096	1,549,938
(Decrease) Increase in other debts	(2,197,351)	2,655,369

Cash flows applied to operating activities	(10,100,874)	(280,751)

Investment activities
Decrease (increase) in non-current investments	93,528,147	(1,199,671)
Increase in interest in related companies	(34,417,910)	(14,564,425)
Acquisition and upgrading of fixed assets	(25,959,614)	(15,189,386)
Collection of receivables related to the sale of fixed assets	1,127,138	1,008,000
Sale of fixed assets	28,456,272	4,856,094

Cash flows provided by (applied to) investment activities	62,734,033	(25,089,388)

Financing activities
Contributions of minority shareholders	900,000	—
Exercise of Warrant	10,919,379	23,068,638
Dividends paid	(3,000,000)	(1,500,000)
Exercise of rights offering on treasury stock	240,000	332,437
Increase in financial loans	44,356,365	6,757,677
Decrease in financial loans	(51,724,287)	(10,682,655)
Issuance expenses of Convertible Bonds	—	(1,305,850)

Cash flows provided by financing activities	1,691,457	16,670,247

Net increase (decrease) in cash and cash equivalents	54,324,616	(8,699,892)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,108,210	381,790
Increase in other receivables by sale of fixed assets	8,004,677	—
Increase in related companies by decrease in non-current investments	—	14,769,667
Repayment of financial loans through issue of stock by exercise of conversion right	8,857,011	19,364,974

Complementary information
Interest paid	4,679,210	10,704,568
Income tax expense paid	980,679	1,240,371

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03, 441/03 and 459/04 of the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of June 30, 2005 and 2004 and the Statements of Income and the Statements of Cash Flows for the fiscal years then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules, discontinuation of adjustment for inflation and application of proportional consolidation for investments in which it has joint control (see Note 1.b and 1.c to the basic financial statements).

As from this fiscal year, the Company has applied Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Cactus Argentina S.A. as of June 30, 2005 and 2004 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation.

For purposes of comparability, reclassifications have been made on the information at June 30, 2004.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99

Futuros y Opciones.Com S.A.	70.00

JOINT CONTROL Cactus Argentina S.A.	50.00

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2. have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2. of the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Cash	31,983	77,938
Foreign currency (Schedule G)	76,607	54,211
Patacones currency	39	39
Local currency checking account	2,022,467	4,961,714
Patacones currency checking account	22	22
Foreign currency checking account (Schedule G)	3,897,430	1,220,084
Local currency saving account	17,505	12,295
Foreign currency saving account (Schedule G)	8,026,165	5,949,506
Checks to be deposited	395,994	473,355

	14,468,212	12,749,164

b.	Investments and Goodwill

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Investment
Investment (Schedule C and G)	59,978,002	1,874,997

	59,978,002	1,874,997

Investment
Investment from related companies (Schedule C)	289,391,269	260,419,568

	289,391,269	260,419,568

Other investments
Other investments (Schedule C and G)	105,508,513	132,962,608

	105,508,513	132,962,608

Goodwill
Goodwill (Schedule C)	(30,430,822)	(25,869,346)

	(30,430,822)	(25,869,346)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Accounts receivable in local currency	8,771,084	5,579,474
Less:
Allowance for doubtful accounts (Schedule E)	(386,344)	(412,067)
Accounts receivable in foreign currency (Schedule G)	1,010,091	3,983
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	393,087	95,472
Alto Palermo S.A.	—	87,359
IRSA Inversiones y Representaciones S.A.	394	637

	9,788,312	5,354,858

d.	Other receivables

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Prepaid leases	6,512,492	4,465,136
Tax on Minimum Presumed Income (Note 2.p.)	54,872	61,086
Guarantee deposits and premiums (Schedule G)	2,675,032	2,188,998
Secured by mortgage (Schedule G)	8,217,166	1,033,997
Prepaid expenses	2,125,903	897,192
Tax prepayments (net of accrual)	1,945,005	3,518,691
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	166,104	673,200
Agro-Uranga S.A.	39,993	39,993
Credits to employees	36,582	37,751
Shareholders	—	1,711,833
Others	440,809	116,857

	22,213,958	14,744,734

Non-current
Prepaid leases	75,915	—
Value Added Tax	6,328,177	4,121,672
Tax on Minimum Presumed Income	60,818	56,450
Deferred tax	14,874	40,193
Others	550	5,115

	6,480,334	4,223,430

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Livestock	15,157,171	18,829,580
Crops	24,930,778	8,639,910
Unharvested crops	826,336	1,603,897
Seeds and fodder	319,169	241,516
Materials and others	4,613,485	4,686,649
Advances to suppliers	446,701	1,440,333

	46,293,640	35,441,885

Non-Current
Livestock	53,223,179	44,740,030

	53,223,179	44,740,030

f.	Trade accounts payable

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Suppliers in local currency	3,870,091	4,746,787
Suppliers in foreign currency (Schedule G)	6,611,576	1,133,055
Short-Term debts	98,479	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	5,445	5,349
Alto Palermo S.A.	193,053	175,133
IRSA Inversiones y Representaciones S.A.	43,822	1,108
Cactus Argentina S.A.	11,953	943,989
Estudio Zang, Bergel & Viñes	34,297	81,646
Fundación IRSA	1,900,000	1,177,988
Directors	3,393	3,471
Accrual for other expenses (Schedule G)	5,075,352	2,358,474
Accrual for cereal expenses	50,461	213,177

	17,897,922	10,840,177

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Local financial loans (Note 16)	10,315,556	6,757,677
Convertible Bonds 2007 Interest payable (Schedule G)	476,343	589,239
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	706,891	740,021
Directors	992	3,324

	11,499,782	8,090,261

Non-Current
Convertible Bonds 2007 third parties (Schedule G)	45,815,657	56,416,538
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	69,934,463	70,853,048
Directors	98,100	318,281
Convertible Bonds 2007 expenses	(1,154,667)	(1,706,993)

	114,693,553	125,880,874

h.	Salaries and social security payable

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Accrual for vacation and statutory annual bonus	1,423,925	1,070,155
Social security taxes payable	224,914	196,017
Salaries payable	81,488	192,632
Health care payable	7,185	2,533
Others	10,626	14,036

	1,748,138	1,475,373

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Accrual for income tax	24,772,007	4,648,244
Advances to Income tax	(5,148,500)	(2,808,338)
Tax on Minimum Presumed Income	70,508	24,135
Value added tax	—	17,962
Property tax payable	86,960	103,284
Taxes withheld for income tax	165,166	188,125
Gross sales tax payable	215,145	91,306
Taxes withheld-Gross sales tax payable	—	(80,728)
Taxes withheld-Value added tax payable	41,215	18,932
Others	892	3,610

	20,203,393	2,206,532

Non-current
Deferred tax	39,285,385	26,213,217

	39,285,385	26,213,217

j.	Other debts

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Security transactions payable (Schedule G)	4,180,593	—
Advances from customers (Schedule G)	2,055,200	4,432,500
Management fees accrual	8,239,263	1,537,173
Loan to FYO minority shareholders	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Feeders Inc.	1,268	550,177
Others	20,385	34,947

	14,630,905	6,688,993

Non-current
Guarantee deposit	1,000	1,000

	1,000	1,000

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a)	Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current investment		Trade accounts receivable		Other receivables
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
1st quarter 2005/2004 financial period	—	—	—	4,246,050	—	3,410,783
2nd quarter 2005/2004 financial period	—	1,388,504	—	—	—	3,167,398
3rd quarter 2005/2004 financial period	—	—	—	—	—	1,035,689
4th quarter 2005/2004 financial period	—	—	—	—	—	307,543
1st quarter 2006/2005 financial period	—	—	9,787,593	—	9,655,284	—
2nd quarter 2006/2005 financial period	1,078,320	—	—	—	1,388,408	—
3rd quarter 2006/2005 financial period	—	—	—	—	4,115,610	—
4th quarter 2006/2005 financial period	—	—	—	—	5,324	17,154
1st quarter 2007/2006 financial period	—	—	—	—	—	4,765
2nd quarter 2007/2006 financial period	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	105,487,796	132,941,891	—	—	—	—
Overdue	—	—	—	—	—	—
With no stated current term	58,899,682	486,493	719	1,108,808	7,049,332	6,823,321
With no stated non-current term	20,717	20,717	—	—	6,480,334	4,201,511

Total	165,486,515	134,837,605	9,788,312	5,354,858	28,694,292	18,968,164

b)	Assets classified according to their interest rate (in pesos)

Interest rate that they accrue	Current and non-current investment		Trade accounts receivable		Other receivables
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
At fixed interest rate	105,487,796	132,941,891	—	—	8,095,402	1,236,525
At variable interest rate	58,899,682	486,493	—	—	2,314,696	2,307,893
Non-interest bearing	1,099,037	1,409,221	9,788,312	5,354,858	18,284,194	15,423,746

Total	165,486,515	134,837,605	9,788,312	5,354,858	28,694,292	18,968,164

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a)	Liabilities based on their estimated payment term (in pesos)

Based on their estimated payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Reserves
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
1st quarter 2005/2004 financial period	—	11,750,406	—	6,757,677	—	1,406,519	—	342,491	—	1,552,956	—	—
2nd quarter 2005/2004 financial period	—	3,471	—	1,332,584	—	68,854	—	1,864,041	—	11,498	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	7,666	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	4,585,412	—	—
1st quarter 2006/2005 financial period	12,626,584	—	10,315,556	—	1,721,673	—	509,378	—	14,496,710	—	—	—
2nd quarter 2006/2005 financial period	4,308,000	—	1,184,226	—	6,583	—	19,694,015	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	19,882	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	114,693,553	125,880,874	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	37,448	—	—
With no stated current term	963,338	(913,700)	—	—	—	—	—	—	134,195	494,013	—	—
With no stated non-current term	—	—	—	—	—	—	39,285,385	26,213,217	1,000	1,000	104,198	38,327

Total	17,897,922	10,840,177	126,193,335	133,971,135	1,748,138	1,475,373	59,488,778	28,419,749	14,631,905	6,689,993	104,198	38,327

b)	Liabilities classified according to their interest rate (in pesos)

Interest rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Reserves
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
At fixed interest rate	—	—	126,163,776	132,638,551	—	—	—	—	—	2,349,579	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	17,897,922	10,840,177	29,559	1,332,584	1,748,138	1,475,373	59,488,778	28,419,749	14,631,905	4,340,414	104,198	38,327

Total	17,897,922	10,840,177	126,193,335	133,971,135	1,748,138	1,475,373	59,488,778	28,419,749	14,631,905	6,689,993	104,198	38,327

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is a conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$50,000,000 mentioned in Note 13 of the basic financial statements, exercise their right to convert into stock the titles they bear.

	June 30, 2005	June 30, 2004
Average appraised stock in circulation	155,343,629	137,139,931
Average appraised diluted ordinary stock	321,214,392	321,214,392

	June 30, 2005	June 30, 2004
Earnings for the calculation of basic earnings per share	76,798,918	32,103,022
Exchange differences	(2,882,637)	7,501,875
Financing expenses	10,148,226	11,676,726
Income tax	(2,371,669)	(6,260,372)
Management fees	(489,392)	(1,291,823)
Earnings for the calculation of diluted earnings per share	81,203,446	43,729,428

BASIC Earnings per share	June 30, 2005	June 30, 2004
Earnings	76,798,918	32,103,022
Number of shares	155,343,629	137,139,931
Earnings per share	0.49	0.23

DILUTED Earnings per share	June 30, 2005	June 30, 2004
Earnings	81,203,446	43,729,428
Number of shares	321,214,392	321,214,392
Earnings per share	0.25	0.14

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of June 30, 2005:

Description	Crops	Beef Cattle	Milk	Feed Lot	Others	Without specific allocation	Total
Sales	30,893,216	36,826,885	3,463,144	2,129,838	4,859,931	—	78,173,014
Assets	133,819,848	140,555,289	18,289,060	4,198,895	1,798,025	444,751,076	743,412,193
Liabilities	5,218,089	3,052,706	304,323	697,373	293,716	210,498,069	220,064,276
Fixed asset additions	14,273,253	7,614,861	3,127,852	311,431	159,531	472,686	25,959,614
Depreciation of fixed assets	1,874,960	1,223,081	375,340	296,316	381,081	18,361	4,169,139
Income from related companies	1,453,840	61,269	182,454	—	1,617,746	24,772,323	28,087,632

As of June 30, 2004:

Description	Crops	Beef Cattle	Milk	Feed Lot	Others	Without specific allocation	Total
Sales	26,838,376	27,723,604	3,191,948	7,120,335	4,778,545	—	69,652,808
Assets	105,482,252	122,411,089	8,584,104	4,857,053	1,065,978	404,267,925	646,668,401
Liabilities	3,572,187	377,589	32,802	1,507,685	67,079	175,877,412	181,434,754
Fixed asset additions	11,397,462	1,461,912	181,499	609,395	78,289	1,460,829	15,189,386
Depreciation of fixed assets	1,508,431	1,020,808	178,341	346,085	53,407	460,432	3,567,504
Amortization of intangible assets	—	—	—	—	—	369,637	369,637
Income from related companies	1,534,831	107,534	166,423	—	—	24,861,096	26,669,884

NOTE 8:	SALE OF FARMS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5,997 hectares, for an amount of US$430,000, fully paid as of the date of execution of the deed. This sale generated a gain of Ps.583,406 (Pesos Five hundred eighty three thousand four hundred and six).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the year	Additions and/or transfers	Deductions and/or transfers	Value at the end of the year	Depreciation					Net carrying value at June 30, 2005	Net carrying value at June 30, 2004
					Rate %	Accumulated at the beginning of the year	Decrease of the year	Current year	Accumulated at the end of the year
	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Real estate	124,620,756	12,507,516	9,208,136	127,920,136	—	—	—	—	—	127,920,136	124,620,756
Wire fences	5,253,545	17,140	454,779	4,815,906	3	1,228,003	267,567	165,866	1,126,302	3,689,604	4,025,542
Watering troughs	3,712,614	999	163,888	3,549,725	5	1,032,887	119,813	177,426	1,090,500	2,459,225	2,679,727
Alfalfa fields and meadows	2,169,597	1,106,527	11,014	3,265,110	12-25-50	1,443,928	8,903	585,860	2,020,885	1,244,225	725,669
Buildings and constructions	5,676,309	612,433	306,705	5,982,037	2	1,980,142	198,163	119,165	1,901,144	4,080,893	3,696,167
Machinery	8,432,336	1,756,747	578,695	9,610,388	10	5,722,682	514,797	944,698	6,152,583	3,457,805	2,709,654
Vehicles	1,345,118	315,450	140,558	1,520,010	20	695,065	90,374	265,687	870,378	649,632	650,053
Tools	193,361	9,152	9,358	193,155	10	130,040	7,280	16,456	139,216	53,939	63,321
Furniture and equipment	1,048,119	196,582	95,213	1,149,488	10	669,664	64,984	111,365	716,045	433,443	378,455
Corral and leading lanes	652,931	116,634	99,464	670,101	3	131,165	23,289	22,153	130,029	540,072	521,766
Roads	1,191,255	28,560	161,927	1,057,888	10	668,531	83,651	104,600	689,480	368,408	522,724
Facilities	7,485,195	4,200,157	88,704	11,596,648	10-20-33	3,589,058	71,190	1,129,166	4,647,034	6,949,614	3,896,137
Computer equipment	1,393,473	262,065	467,219	1,188,319	20	1,110,169	433,378	167,304	844,095	344,224	283,304
Silo plants	1,169,114	—	—	1,169,114	5	315,645	—	63,074	378,719	790,395	853,469
Feed Lot	3,815,528	311,429	255,178	3,871,779	—	1,176,189	114,989	296,319	1,357,519	2,514,260	2,639,339
Constructions in progress	11,585,564	5,626,433	6,293,155	10,918,842	—	—	—	—	—	10,918,842	11,585,564
Advances to suppliers	174,826	—	91,947	82,879	—	—	—	—	—	82,879	174,826

Total at June 30, 2005	179,919,641	27,067,824	18,425,940	188,561,525		19,893,168	1,998,378	4,169,139	22,063,929	166,497,596

Total at June 30, 2004	170,555,220	15,571,176	6,206,755	179,919,641		19,622,754	3,297,090	3,567,504	19,893,168		160,026,473

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year and end of the year	Amortization				Net carrying value at June 30, 2005	Net carrying value at June 30, 2004
		Accumulated at the beginning of the year	Current year		Accumulated at the end of the year
			Rate %	Amount
	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos
Development expenditures	1,410,368	1,410,368	33,33	—	1,410,368	—	—
Organization expenses	448,818	448,818		—	448,818	—	—
Brands and patents	18,938	18,938		—	18,938	—	—

Total at June 30, 2005	1,878,124	1,878,124		—	1,878,124	—

Total at June 30, 2004	1,878,124	1,508,487		369,637	1,878,124		—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at June 30, 2005	Value at June 30, 2004	Market value	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital	Income for the fiscal year	Shareholders´ Equity
		Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	18,371,153	52,439,110	—	2.854427
l Banco Río Special Fund in pesos	453,477	50,034	57,122
Banco Río Fund in dollars	2,905	2,395	4,081	0.824455

		52,491,539	61,203

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 – IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		1,078,320	1,388,504
Global 2010 Bonds	110,000	100,997	97,096	0.918155
Bocon Pro 1	157,647	630	630	0.003996
Nobacs	3,000,000	3,003,000
Arg Discount 2033 Bonds	1,041,536	1,073,823
Raymond James – Interest of Bonds	20,235	20,235
Mortgage Bonds	1,641,021	1,706,662

		6,983,667	1,486,230

Deposits in foreign banks in dollars		502,796	327,564

		502,796	327,564

Total current investments		59,978,002	1,874,997

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.		—	—	unlisted	Agricultural and livestock	2,500,000	4,241,002	14,181,944
Shares	893,069	5,344,811	5,230,031
Contribution on account of future subscriptions of shares		7,865	7,865
Higher property value		11,179,150	11,179,150

		16,531,826	16,417,046

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	77,848,141	272,859,443	244,002,522	3.40	Real estate	357,266,449	103,242,188	1,252,226,738

		272,859,443	244,002,522

	Subtotal	289,391,269	260,419,568

Other Investments
Convertible Bonds 2007 - IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	36,538,897	105,487,796	132,941,891
Coprolán		20,717	20,717	unlisted

	Subtotal	105,508,513	132,962,608

Goodwill
Goodwill		—	659,676
IRSA negative goodwill		(30,430,822)	(26,529,022)

	Subtotal	(30,430,822)	(25,869,346)

Total non-current investments		364,468,960	367,512,830

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year	Increases (1)	Decreases (1)	Applications	Value at June 30, 2005	Value at June 30, 2004
	Pesos	Pesos	Pesos		Pesos	Pesos
Deducted from assets
Allowance for doubtful accounts	412,067	18,633	(5,824)	(38,532)	386,344	412,067
Included in liabilities
For pending lawsuits	38,327	65,871	—	—	104,198	38,327

Total at June 30, 2005	450,394	84,504	(5,824)	(38,532)	490,542

Total at June 30, 2004	517,452	—	(67,058)	—	—	450,394

(1)	Included in Statement of Income

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005		June 30, 2004
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the year
Beef cattle	—	—	59,418,980	48,848,044	4,150,630	2,294,684	—	—	—	—	63,569,610		51,142,728
Crops	8,639,910	6,301,776	—	—	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested crops	1,603,897	1,112,230	—	—	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	112,517	103,508	58,969	—	—	3,138	—	241,516		171,486
Materials and others	3,842,219	1,222,255	—	—	44,982	33,362	601,626	145,137	197,822	246,069	4,686,649		1,646,823

	14,086,026	8,636,261	59,553,850	48,960,561	4,299,120	2,387,015	601,626	145,137	200,960	246,069		78,741,582		60,375,043
Holding gains	—	—	10,162,102	1,847,947	1,460,020	388,308	—	—	—	—		11,622,122		2,236,255
Gain (loss) on Commodities market	4,182,996	(50,674)	—	—	—	—	4,528	—	—	—		4,187,524		(50,674)
Transfer of Inventories to expenses	(149,403)	(164,529)	350,317	14,947	—	—	(402,842)	(65,503)	—	—		(201,928)		(215,085)
Transfer of Inventories to fixed assets	(988,050)	(368,192)	—	—	—	—	—	—	(120,160)	(13,598)		(1,108,210)		(381,790)
Transfer of Unharvested crops to expenses	(25,686,399)	(14,455,385)	(490,716)	(423,539)	(795,434)	(392,600)	—	—	(517,849)	(597,095)		(27,490,398)		(15,868,619)
Recovery of Inventories	—	—	345,908	260,193	(345,908)	(260,193)	—	—	—	—		—		—
Purchases	25,815,646	16,430,101	7,753,628	14,574,776	1,818,250	1,186,645	1,045,341	5,843,355	1,412,561	682,888		37,845,426		38,717,765
Operating expenses (Schedule H)	33,720,952	19,463,835	16,874,263	15,399,548	2,565,754	2,297,908	762,417	864,407	1,209,227	1,005,745		55,132,613		39,031,443
Less:									—
Inventories at the end of the year
Beef cattle (1)	—	—	(61,556,606)	(59,418,980)	(6,823,744)	(4,150,630)	—	—	—	—	(68,380,350)		(63,569,610)
Crops	(24,930,778)	(8,639,910)	—	—	—	—	—	—	—	—	(24,930,778)		(8,639,910)
Unharvested crops	(826,336)	(1,603,897)	—	—	—	—	—	—	—	—	(826,336)		(1,603,897)
Seeds and fodder	(128,575)	—	(172,941)	(134,870)	(17,653)	(103,508)	—	—	—	(3,138)	(319,169)		(241,516)
Materials and others	(3,768,385)	(3,842,219)	—	—	(65,430)	(44,982)	(155,791)	(601,626)	(623,879)	(197,822)	(4,613,485)	(99,070,118)	(4,686,649)	(78,741,582)

Cost of Sales	21,327,694	15,405,391	32,819,805	21,080,583	2,094,975	1,307,963	1,855,279	6,185,770	1,560,860	1,123,049		59,658,613		45,102,756

(1)	Includes cattle births of the fiscal year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1, 2, and 3)

Schedule G

	June 30, 2005				June 30, 2004
Item	Type and amount of foreign currency		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency
			Pesos	Pesos
Current Assets
Cash and banks:
Cash and banks	US$	4,215,034	2.85	12,000,202	US$	2,475,600	7,223,801
Investments:
Mutual funds	US$	18,419,917	2.85	52,441,505	US$	1,399	4,081
Interest of Convertible Bonds 2007 - IRSA
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	373,509	2.89	1,078,320	US$	469,406	1,388,504
Deposits in foreign banks	US$	176,606	2.85	502,796	US$	112,256	327,564
Trade accounts receivable:
Accounts receivable	US$	354,791	2.85	1,010,091	US$	1,365	3,983
Other receivables and prepaid expenses:
Secured by mortgages	US$	2,886,254	2.85	8,217,166	US$	354,351	1,033,997
Guarantee deposits	US$	939,597	2.85	2,675,032	US$	750,171	2,188,998
Non-Current Assets
Investments:
Convertible Bonds 2007—IRSA
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	36,538,897	2.89	105,487,796	US$	44,943,168	132,941,891

Total Assets	US$	63,904,605		183,412,908	US$	49,107,716	145,112,819

Current liabilities
Trade account payable:
Suppliers	US$	2,290,120	2.89	6,611,576	US$	383,048	1,133,055
Accrual for other expenses	US$	607,354	2.89	2,592,869	US$	499,662	1,477,683
Loans:
Interest of Convertible Bonds 2007	US$	164,996	2.89	476,343	US$	199,202	589,239
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	244,853	2.89	706,891	US$	250,176	740,021
Directors	US$	344	2.89	992	US$	1,124	3,324
Other debts:
Security transactions payable	US$	1,448,075	2.89	4,180,593
Advances from customers	US$	711,881	2.89	2,055,200	US$	1,500,000	4,432,500
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Feeders Inc.	US$	—	2.89	—	US$	13,263	39,231
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	15,869,642	2.89	45,815,657	US$	19,072,528	56,416,538
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	24,223,922	2.89	69,934,463	US$	23,953,025	70,853,048
Directors	US$	33,980	2.89	98,100	US$	107,600	318,281

Total Liabilities	US$	45,595,167		132,472,684	US$	45,979,628	136,002,920

US$:	US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1, 2, and 3)

Schedule H

Items	Total June 30, 2005	Operating Expenses						Expenses		Total June 30, 2004
		Total	Crops	Beef cattle	Milk	Feed Lot	Others	Selling	Administrative
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors’ fees	116,591	—	—	—	—	—	—	—	116,591	9,917
Fees and payments for services	1,724,405	319,482	11,080	192,187	49,723	—	66,492	—	1,404,923	1,895,699
Salaries and wages	7,329,787	3,776,636	1,030,221	1,742,183	396,239	—	607,993	62,924	3,490,227	6,070,279
Social security taxes	1,234,313	641,907	295,628	204,000	26,471	—	115,808	11,985	580,421	941,853
Taxes, rates and contributions	1,212,585	420,024	173,430	215,917	30,677	—	—	704,287	88,274	509,346
Gross sales taxes	92,142	15,621	—	—	—	—	15,621	76,521	—	623,425
Office and administrative expenses	776,848	189,831	—	5,416	—	—	184,415	2,840	584,177	452,283
Bank commissions and expenses	35,715	35,715	9,100	5,683	424	—	20,508	—	—	13,084
Depreciation of fixed assets	4,169,139	3,874,134	1,861,556	1,222,230	407,780	281,505	101,063	—	295,005	3,567,504
Vehicle and traveling expenses	749,540	456,912	213,263	195,275	14,995	—	33,379	20,602	272,026	579,740
Spare parts and repairs	1,487,293	1,481,486	909,058	453,557	100,673	—	18,198	—	5,807	1,146,429
Insurance	276,137	81,204	43,524	26,521	2,208	—	8,951	—	194,933	325,352
Benefits to Employees	507,776	278,995	73,601	181,745	8,413	—	15,236	144	228,637	201,886
Amortization of intangible assets	—	—	—	—	—	—	—	—	—	369,637
Livestock expenses (1)	13,316,510	12,174,595	—	12,174,595	—	—	—	1,141,915	—	11,862,422
Dairy farm expenses (2)	1,507,746	1,498,578	—	—	1,498,578	—	—	9,168	—	1,530,085
Agricultural expenses (3)	33,056,177	28,557,130	28,557,130	—	—	—	—	4,499,047	—	18,003,203
Feed lot expenses	480,912	480,912	—	—	—	480,912	—	—	—	535,626
Silo expenses	161,550	161,550	161,550	—	—	—	—	—	—	389,016
Coal expenses	—	—	—	—	—	—	—	—	—	12,764
Firewood expenses	—	—	—	—	—	—	—	—	—	707
FyO expenses	72,834	9,000	—	—	—	—	9,000	63,834	—	59,093
General expenses	691,533	678,901	381,811	254,954	29,573	—	12,563	2,374	10,258	569,053
Contributions and services	—	—	—	—	—	—	—	—	—	6,219

Total at June 30, 2005	68,999,533	55,132,613	33,720,952	16,874,263	2,565,754	762,417	1,209,227	6,595,641	7,271,279

Total at June 30, 2004		39,031,443	19,463,835	15,399,548	2,297,908	864,407	1,005,745	4,903,065	5,740,114	49,674,622

(1)	Includes cattle food and additives, lodging, animal health and others.

(2)	Includes cattle food and additives, animal health and others.

(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Balance Sheet as of June 30, 2005 and 2004

	June 30, 2005 (Notes 1 and 2)	June 30, 2004 (Notes 1 and 2)
	Pesos	Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	13,807,333	12,522,961
Investments (Note 8.b.)	59,425,172	1,490,311
Trade accounts receivable (Note 8.c.)	9,406,400	3,577,620
Other receivables (Note 8.d.)	21,353,737	15,915,028
Inventories (Note 8.e.)	43,647,216	34,330,261

Total Current Assets	147,639,858	67,836,181

Non-Current Assets
Other receivables (Note 8.d.)	6,404,092	4,138,826
Inventories (Note 8.e.)	48,743,639	40,982,536
Investments on controlled and related companies (Note 8.b.)	306,089,140	274,977,554
Other investments (Note 8.b.)	105,508,513	132,962,608
Fixed assets, net (Schedule A)	158,082,019	151,547,192

Subtotal Non-Current Assets	624,827,403	604,608,716

Goodwill (Note 8.b.)	(30,430,822)	(25,869,346)

Total Non-Current Assets	594,396,581	578,739,370

Total Assets	742,036,439	646,575,551

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	16,997,103	11,051,036
Loans (Note 8.g.)	11,499,782	8,090,261
Salaries and social security payable (Note 8.h.)	1,564,647	1,359,719
Taxes payable (Note 8.i.)	20,041,396	1,722,271
Other debts (Note 8.j.)	16,100,818	8,170,624

Total Debts	66,203,746	30,393,911

Total Current Liabilities	66,203,746	30,393,911

Non-Current Liabilities
Loans (Note 8.g.)	114,693,553	125,880,874
Taxes payable (Note 8.i.)	37,987,388	25,132,570
Other debts (Note 8.j.)	14,911	—
Provisions (Schedule E)	65,871	—

Total Non-Current Liabilities	152,761,723	151,013,444

Total liabilities	218,965,469	181,407,355

SHAREHOLDERS’ EQUITY (as per corresponding statement)	523,070,970	465,168,196

Total Liabilities and Shareholders’ Equity	742,036,439	646,575,551

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Statement of Income

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

	June 30, 2005 (Notes 1 and 2)	June 30, 2004 (Notes 1 and 2)
	Pesos	Pesos
Sales
Crops	30,893,216	26,921,690
Beef cattle	35,351,013	26,486,516
Milk	3,463,144	3,191,948
Other	3,246,817	3,867,020

Total Sales	72,954,190	60,467,174

Cost of sales (Schedule F)
Crops	(21,327,694)	(15,405,391)
Beef cattle	(32,061,186)	(20,703,309)
Milk	(2,094,975)	(1,307,963)
Other	(970)	(8,419)

Total cost of sale	(55,484,825)	(37,425,082)

Gross profit	17,469,365	23,042,092

Selling expenses (Schedule H)	(6,332,847)	(4,702,702)
Administrative expenses (Schedule H)	(6,589,791)	(5,120,950)
Net gain on sale of farms	19,931,092	1,085,345
Gain from inventory holding (Schedule F)	10,880,768	2,108,909

Operating income	35,358,587	16,412,694

Financial gain (loss)
Generated by assets:	(6,070,727)	9,661,129
Exchange differences and discounts	537,459	239,595
Interest income
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
Allowance for doubtful accounts (Schedule E)	(7,679)	67,058
Reference stabilization index (CER)	—	(302,116)
Tax on banking debits and credits	(1,381,771)	(1,164,976)
Holding gain and operations of securities
Result from sale of Convertible Bonds	68,754,172	—
Interest on bonds	9,965,370	11,517,318
Others	657,402	8,410

	72,454,226	20,026,418

Generated by liabilities:
Financial expenses
Interest on Convertible bonds (Note 7)	(9,609,672)	(10,589,742)
Others	(1,929,519)	(1,256,405)
Exchange differences and discounts	3,150,603	(8,031,100)

	(8,388,588)	(19,877,247)

Other income and expenses, net:
Gains from other fixed assets sales	39,653	259,926
Donations	(1,900,000)	(706,200)
Shareholders’ Personal asset tax and miscellaneous	(3,193,811)	(42,359)

	(5,054,158)	(488,633)

Income from controlled and related companies	28,486,941	27,310,187
Management fee (Note 5)	(8,533,213)	(3,567,003)

Net Income before income tax	114,323,795	39,816,416

Income tax expense (Note 6)	(37,524,877)	(7,713,394)

Net income for the year	76,798,918	32,103,022

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Statement of Changes in Shareholders’ Equity

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1 and 2)

Items	Shareholders’ contributions					Retained earnings	Unappropiated earnings	Total at June 30, 2005	Total at June 30, 2004
	Capital (Note 3)		Inflation adjustment of Common stock	Paid-in capital	Total	Legal reserve
	Common stock	Treasury stock
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Balances at the beginning of the year	150,532,819	240,000	166,218,124	106,323,100	423,314,043	6,087,440	35,766,713	465,168,196	391,799,125
Subscription of incentive plan (Note 12)	240,000	(240,000)			—		240,000	240,000	332,437
Conversion of bonds in common stock (Note 13)	5,918,871			2,938,140	8,857,011			8,857,011	19,364,974
Exercise of Warrants (Note 13)	6,092,889			4,826,490	10,919,379			10,919,379	23,068,638
Appropriation of profits resolved by
Shareholders’ Meeting held on October 22, 2004
Increase in legal reserve						1,605,151	(1,605,151)	—	—
Cash dividends							(3,000,000)	(3,000,000)	(1,500,000)
Related companies Law 19,550 Section 33:
Futuros y Opciones.Com S.A. (Note 18)				600,000	600,000			600,000
Inversiones y Representaciones S.A. (Note 14)				(36,512,534)	(36,512,534)			(36,512,534)
Net income for the year							76,798,918	76,798,918	32,103,022

Balances at June 30, 2005	162,784,579	—	166,218,124	78,175,196	407,177,899	7,692,591	108,200,480	523,070,970	—

Balances at June 30, 2004	150,532,819	240,000	166,218,124	106,323,100	423,314,043	6,087,440	35,766,713		465,168,196

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Statement of Cash Flow

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

	June 30, 2005 (Notes 1 and 2)	June 30, 2004 (Notes 1 and 2)
	Pesos	Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	12,527,042	20,739,345
Cash and cash equivalents at the end of the year	66,248,838	12,527,042

Net increase (decrease) in cash and cash equivalents	53,721,796	(8,212,303)
Causes of changes in cash and cash equivalents
Operating activities
Income for the year	76,798,918	32,103,022
Liabilities interest	11,010,444	10,589,741
Income tax	37,524,877	7,713,394
Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(28,486,941)	(27,310,187)
Increase in allowances and reserves	14,738,770	6,634,767
Depreciation	3,614,237	2,993,049
Gain from inventory holdings	(10,880,768)	(2,108,909)
Financial results	(9,594,906)	(10,246,275)
Gain from sale of fixed assets	(19,970,745)	(1,345,271)
Gain from sale of non-current investments	(68,754,172)	—
Changes in operating assets and liabilities
Decrease in current investments	4,101,258	11,551,129
(Increase) decrease in trade accounts receivable	(5,842,283)	2,639,668
Increase in other receivables	(1,835,665)	(14,445,574)
Increase in inventories	(7,305,500)	(16,551,197)
Decrease in social security payable & taxes payable and advances to customers	(6,146,006)	(4,215,790)
(Decrease) increase in trade accounts payable	(474,066)	1,458,057
Dividends collected	1,653,096	1,549,938
Decrease in other debts	(294,158)	(205,218)

Cash flows (applied to) provided by operating activities	(10,143,610)	804,344

Investment activities
Decrease (increase) in non-current investments	93,528,147	(1,199,671)
Increase in interest in related companies	(34,517,910)	(14,564,425)
Acquisition and upgrading of fixed assets	(25,288,520)	(14,498,925)
Collection of receivables related to the sale of fixed assets	1,127,138	1,008,000
Sale of fixed assets	28,225,094	3,568,127

Cash flows provided by (applied to) investment activities	63,073,949	(25,686,894)

Financing activities
Exercise of Warrants	10,919,379	23,068,638
Dividends paid	(3,000,000)	(1,500,000)
Exercise of rights offering on treasury stock	240,000	332,437
Increase in financial loans	44,356,365	6,757,677
Decrease in financial loans	(51,724,287)	(10,682,655)
Issuance expenses of Convertible Bonds	—	(1,305,850)

Cash flows provided by financing activities	791,457	16,670,247

Net increase (decrease) in cash and cash equivalents	53,721,796	(8,212,303)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,108,210	381,790
Increase in other receivables by sale of fixed assets	7,993,317	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,857,011	19,364,974
Increase in non-current investments due to a decrease in other receivables and prepaid expenses	1,040,575	—
Minority Interest transactions subsidiaries shareholders’ equity with effect in paid-in capital	35,912,534	—

Complementary information
Interest paid	4,650,992	10,682,656
Income tax paid	244,857	1,051,884

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous Fiscal Year.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the F.A.C.P.C.E., as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the C.N.V.

b.	New Accounting Standards

The C.P.C.E.C.A.B.A. enacted the following technical resolutions: No. 16: “Conceptual regime for professional accounting regulations”; No. 17: “Professional accounting regulations: development of matters of general application”, No. 18: “Professional accounting regulations: development of some matters of particular application” and No. 19 “ Modifications to technical resolutions No. 6, 8, 9, 11 and 14” and No. 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for Fiscal Years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The C.N.V., through Resolution No. 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments at their fair value and the valuation of receivables and payables with no stated rate at their discounted value.

As at February 19, 2003, the C.P.C.E.C.A.B.A., enacted Technical Resolution No. 21 “Proportional value- consolidation of financial statements- information to provide on related parties” through Resolution M.D. No. 5/2003.

The above mentioned Technical Resolution and the amendments introduced became effective for fiscal years ended as from April 1, 2003. Furthermore, The C.N.V. has adopted such Technical Resolution, through Resolution No. 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

On January 12, 2005, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 22, “Professional accounting rules: agricultural business” under its Resolution M.D. No. 01/2005. Such Technical Resolution will become effective for fiscal years starting as from July 1, 2005, and to date it has not been approved by the C.N.V.

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the C.P.C.E.C.A.B.A., which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the F.A.C.P.C.E., as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Power issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the C.N.V. on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the C.P.C.E.C.A.B.A., by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of June 30, 2005, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above mentioned, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power money until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index, published by the Instituto Nacional de Estadísticas y Censos, have been applied for purposes of the abovementioned restatement of comparative information.

d.	Comparative Information

For comparison purposes, reclassifications have been made as of June 30, 2004.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Estimates are used when accounting for the allowance for conversion of convertible bonds into shares of stock, doubtful accounts, depreciation, amortization, impairment of current and non-current assets, income taxes, deferred liabilities and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at year-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at year-end.

d.	Temporary investments

Placement of funds abroad were valued at the amounts when paid-in plus interest accrued at closing translated at the Banco de la Nación Argentina rate of exchange at year-end.

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of year-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price and metals traded in the Chicago market.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the year under Cost of sales and those corresponding to metals under Financial gain generated by assets - Others.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the fiscal year-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the fiscal year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the fiscal year, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

Holding gain on cattle was calculated as the price difference of the heifer kilogram between stocks at beginning and closing of year.

Cattle fattening is shown as a minor cost as the cost of sales was calculated under the inventory difference method.

2.	Crops: at their quoted market value at the end of the fiscal year, less estimated sale expenses.

The cost of cereals includes the holding gain of grains.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

3.	Sown lands: Sown lands are valued at the replacement cost of the supplies used, plus expenses accrued as of the date of these financial statements.

4.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the fiscal year.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates at June 30, 2005 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	21.79

Consolidated financial statements with Inversiones Ganaderas S.A., Futuros y Opciones.Com and Cactus Argentina S.A. in proportional consolidation of 50% at June 30, 2005 and 2004 are presented as complementary information.

2.	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Gain from controlled and related companies in the statement of income. As of June 30, 2005 the above mentioned goodwill is fully amortized.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

The goodwill corresponding to the investment in Inversiones y Representaciones S.A. has been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Depreciation is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

3.	Other Investments

•	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the face value at year-end in dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities, were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

•	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

•	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the fiscal year of addition.

•	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the fiscal year.

m.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the fiscal year are recorded at their historical values.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

n.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

o.	Results for the fiscal year

The results for the fiscal year are disclosed in the paid cost.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

p.	Income Tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

q.	Tax on minimum presumed income

The Company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

r.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized	Subscribed	Paid in
	Pesos	Pesos	Pesos
Common and treasury stock at June 30, 2002	120,152,102	120,152,102	120,152,102
Incentive Plan Fiscal Year 2003 (Note 12)	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 13) - Fiscal Year 2003	386,140	386,140	386,140
Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13) - Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note13) - Fiscal Year 2005-1st , 2nd and 3rd quarter	6,092,889	6,092,889	6,092,889

Common and treasury stock at June 30, 2005	162,784,579	162,784,579	162,784,579

As of June 30, 2005, the capital authorized to be publicly offered is formed of 162,784,579 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

At June 30, 2005 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value as of June 30, 2005
		$	$	$	$
Futures
Purchase
Wheat	6,800				13,252
Metals	175,000				89,307

Sell
Corn	36,150	88,304			117,970
Soybean	27,300	767,115			74,141
Wheat	6,800				(17,013)

Options
Purchase Call
Corn	31,750		394,213	116,466	(277,747)

Sell Call
Corn	20,955		(336,873)	(226,839)	110,034
Soybean	17,300	860	(420,876)	(279,011)	141,865

Purchase Put
Corn	14,605		302,827	342,051	39,224
Soybean	12,700	(445,259)	404,964	538,881	133,917

Sell Put
Corn	31,750		(340,456)	(537,534)	(197,078)
Soybean	2,400	8,701	(36,210)	(10,866)	25,344

Total	383,510	419,721	(32,411)	(56,852)	253,216

Metals: the loss generated as of June 30, 2005 is Ps.89,307 and is included in the Income Statement under financial gain / losses.

As of June 30, 2005 and 2004 the Company charged to income Ps.4,182,996 (loss) and Ps.50,674 (gain), respectively, to reflect the closing of the transactions carried out during those years. These results are disclosed under the cost of grain in a line of Schedule F.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

At June 30, 2004 the Company had arranged futures and options on the Forward Market as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
		$	$	$	$
Futures
Purchase
Corn	400	8,226			(13,221)
Soybean	7,672	17,628			(782,409)

Sell
Soybean	5,200	102,830			588,035

Options
Purchase Call
Corn	10,160		264,406	101,356	(163,050)
Soybean	1,500		26,442	11,018	(15,424)
Wheat	6,800		249,589	33,034	(216,555)

Sell Call
Corn	10,160		(150,418)	(49,943)	100,475
Soybean	4,080		(76,345)	(40,008)	36,337

Sell Put
Corn	9,525		(130,000)	(154,237)	(24,237)
Soybean	3,520		(83,107)	(168,416)	(85,309)

Total	59,017	128,684	100,567	(267,196)	(575,358)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	(Continued)

The financial statements as of June 30, 2005 and 2004 include a charge in the Statement of Income of Ps.8,533,213 and Ps.3,567,003 and a provision of Ps.8,239,263 and Ps.1,537,173 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of June 30, 2005:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Charge to Net Income	142,567	(20)	493,164	635,711

Closing Balance	2,367,216	—	494,355	2,861,571

•	Deferred liabilities as of June 30, 2005:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	—	(27,358,430)
Charge to Net Income	(9,092,849)	(2,695,482)	(1,509,120)	(202,360)	9,282	(13,490,529)

Closing Balance	(22,615,010)	(14,240,940)	(2,730,109)	(1,272,182)	9,282	(40,848,959)

As of June 30, 2005, net liabilities at fiscal year-end as per the information included in the preceding tables amount to Ps.37,987,388.

Below is a conciliation between the Income Tax charged to Net Income and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

Description	June 30, 2005	June 30, 2004
Net Income before income tax	114,323,795	39,816,416
Tax rate	35%	35%

Net income at tax rates:	40,013,328	13,935,746
Permanent differences at tax rate:
Restatement into constant currency	2,066,405	2,201,539
Penalties	159	1,863
Donations	258,946	(30,674)
Amortization FYO Goodwill	111,286	110,709
Gain from purchase and sale of stock	2,398,665	1,135,034
Loss from controlled and related companies	(9,970,429)	(9,558,565)
Personal asset tax	1,157,196	—
Conversion of bonds in common stock	1,509,585	—
Miscellaneous permanent differences	(20,264)	(82,258)

Income tax	37,524,877	7,713,394

During this year the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at year-end amount to approximately Ps.2,367,216 and may be offset against taxable income of future fiscal years, as follows:

Origination year	Amount	Expiration Year
2003	2,267,946	2008
2005	99,270	2010

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred assets as of June 30, 2004:

	Cumulative tax loss carryforwards	Provisions	Others	TOTAL
Initial Balance	2,257,115	(6,335)	250,802	2,501,582
Charge to Net Income	(32,466)	6,355	(249,611)	(275,722)

Closing Balance	2,224,649	20	1,191	2,225,860

•	Deferred liabilities as of June 30, 2004:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,705)	(1,001,793)	(24,379,391)
Charge to Net Income	(503,118)	(1,189,608)	(1,218,284)	(68,029)	(2,979,039)

Closing Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)

As of June 30, 2004, net liabilities at year-end as per the information included in the preceding tables amount to Ps.25,132,570.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances at June 30, 2005 and 2004 with Subsidiaries, related companies and related parties:

	June 30, 2005	June 30, 2004
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Bonds 2007-IRSA (US$)	1,078,320	1,388,504
Non-Current Investments
-Convertible Bonds 2007-IRSA (US$)	105,487,796	132,941,891
Current Trade accounts payable	43,822	1,108
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	30,814	9,216
Current Other debts	1,605,463	2,196,666
Non-Current Other debts	14,911	—
Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	897,389	—
Current Other receivables and prepaid expenses	23,603	738,735
Current Trade accounts payable	—	3,720
Cactus Argentina S.A.(3)
Current Trade accounts receivable	785,849	29,845
Current Other receivables and prepaid expenses	332,209	1,346,401
Current Trade accounts payable	—	1,853,969
Agro-Uranga S.A.(3)
Current Other receivables and prepaid expenses	39,993	39,993
Fundación IRSA (4)
Current Trade accounts payable	1,900,000	1,177,988
Inversora Bolívar (4)
Current Trade accounts payable	5,445	5,349
Alto Palermo S.A.(4)
Current Trade accounts payable	193,053	87,774
Consultores Asset Management S.A.(4)
Management Fees	8,239,263	1,537,173
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	29,397	37,751
Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	21,092	81,647
Directors (4)
Current Trade accounts payable	3,393	3,471
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Directors	992	3,324
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Directors	98,100	318,281
Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Shareholders	706,891	740,021
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Shareholders	69,934,463	70,853,048

(1)	Controlled company

(2)	Shareholder

(3)	Related company

(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	(Continued)

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the fiscal years ended at June 30, 2005 and 2004:

	Year	Sales and Fees for shared services	Interest paid	Salaries and social securities	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	2005 2004	— —	(5,736,227) (5,880,775)	— —	— —	— —	— —	— —	— —
Agro-Uranga S.A.	2005	—	—	—	—	—	—	—	106,780
	2004	—	—	—	—	—	—	—	—
Alto Palermo S.A.	2005	(172,620)	—	—	—	—	—	—	—
	2004	3,401	—	—	—	—	—	—	—
Consultores Asset Management	2005	—	—	—	(8,533,213)	—	—	—	—
	2004	—	—	—	(3,567,003)	—	—	—	—
Cactus Argentina S.A.	2005	—	—	—	—	(4,619,227)	23,740	151,760	30,792
	2004	—	—	—	—	(7,672,328)	19,385	189,440	173,550
Directors	2005	—	(8,046)	(332,446)	(116,591)	—	13,772	—	—
	2004	—	(26,417)	(785,121)	(9,917)	—	11,783	—	—
Estudio Zang, Bergel & Viñes	2005	—	—	—	(163,925)	—	—	—	—
	2004	—	—	—	(105,705)	—	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2005	—	—	—	—	—	—	38,400	(6,463)
	2004	—	652	—	—	—	—	38,400	(29,968)
Inversiones Ganaderas S.A.	2005	—	(103,349)	—	—	—	—	81,518	132,569
	2004	—	(148,484)	—	—	—	—	23,236	2,061
Inversora Bolívar S.A.	2005	—	—	—	—	—	—	—	(105,358)
	2004	—	—	—	—	—	—	—	(51,799)
IRSA Inversiones y Representaciones S.A.	2005	(129,129)	—	—	—	—	9,965,370	—	—
	2004	(125,540)	—	—	—	—	11,517,318	—	—
Credits to employees	2005	—	—	—	—	—	15,629	—	—
	2004	—	—	—	—	—	14,903	—	—
Senior Management	2005	—	—	(925,813)	—	—	—	—	—
	2004	—	—	(947,651)	—	—	—	—	—

Total at June 30, 2005		(301,749)	(5,847,622)	(1,258,259)	(8,813,729)	(4,619,227)	10,018,511	271,678	158,320

Total at June 30, 2004		(122,139)	(6,055,024)	(1,732,772)	(3,682,625)	(7,672,328)	11,563,389	251,076	93,844

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Cash	25,360	69,859
Foreign currency (Schedule G)	74,354	46,431
Patacones currency	39	39
Local currency checking account	1,728,632	4,781,351
Patacones currency checking account	22	22
Foreign currency checking account (Schedule G)	3,854,669	1,220,084
Local currency saving account	17,505	12,295
Foreign currency saving account (Schedule G)	8,026,165	5,949,506
Checks to be deposited	80,587	443,374

	13,807,333	12,522,961

b.	Investments and Goodwill

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Investment
Investment (Schedule C and G)	59,425,172	1,490,311

	59,425,172	1,490,311

Investment
Investment on controlled and related companies (Schedule C)	306,089,140	274,977,554

	306,089,140	274,977,554

Other investments
Other investments (Schedule C and G)	105,508,513	132,962,608

	105,508,513	132,962,608

Goodwill
Goodwill (Schedule C)	(30,430,822)	(25,869,346)

	(30,430,822)	(25,869,346)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Accounts receivable in local currency	7,099,969	3,921,210
Less:
Allowance for doubtful accounts (Schedule E)	(356,214)	(387,067)
Accounts receivable in foreign currency (Schedule G)	948,593	3,779
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	30,814	9,216
Futuros y Opciones.Com S.A.	897,389	—
Cactus Argentina S.A.	785,849	29,845
IRSA Inversiones y Representaciones S. A.	—	637

	9,406,400	3,577,620

d.	Other receivables and prepaid expenses

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Prepaid leases	6,512,492	4,465,136
Guarantee deposits and premiums (Schedule G)	2,675,032	2,188,998
Secured by mortgage (Schedule G)	8,217,166	1,033,997
Prepaid expenses	2,045,319	897,192
Tax prepayments (net of accruals)	1,063,379	3,368,062
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	332,209	1,346,401
Futuros y Opciones.Com S.A.	23,603	738,735
Agro-Uranga S.A.	39,993	39,993
Credits to employees	29,397	37,751
Shareholders	—	1,711,833
Others	415,147	86,930

	21,353,737	15,915,028

Non-current
Value Added Tax	6,328,177	4,121,672
Tax on Minimum Presumed Income	—	17,154
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Prepaid leases	75,915	—

	6,404,092	4,138,826

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Livestock	13,099,574	18,366,149
Crops	24,930,778	8,639,910
Unharvested crops	826,336	1,603,897
Seeds and fodder	319,169	238,378
Materials and others	4,024,658	4,041,594
Advances to suppliers	446,701	1,440,333

	43,647,216	34,330,261

Non-Current
Livestock	48,743,639	40,982,536

	48,743,639	40,982,536

f.	Trade accounts payable

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Suppliers in local currency	3,292,862	4,426,742
Suppliers in foreign currency (Schedule G)	6,580,931	1,110,314
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	5,445	5,349
Alto Palermo S.A.	193,053	87,774
IRSA Inversiones y Representaciones S.A.	43,822	1,108
Cactus Argentina S.A.	—	1,853,969
Futuros y Opciones.Com S.A.	—	3,720
Estudio Zang, Bergel & Viñes	21,092	81,646
Fundación IRSA	1,900,000	1,177,988
Directors	3,393	3,471
Accrual for other expenses (Schedule G)	4,906,044	2,085,778
Accrual for cereal expenses	50,461	213,177

	16,997,103	11,051,036

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	June 30, 2005	June 30, 2004
		Pesos
Current
Local financial loans (Note 16)	10,315,556	6,757,677
Convertible Bonds 2007 Interest payable (Schedule G)	476,343	589,239
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	706,891	740,021
Directors	992	3,324

	11,499,782	8,090,261

Non-Current
Convertible Bonds 2007 (Schedule G)	45,815,657	56,416,538
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	69,934,463	70,853,048
Directors	98,100	318,281
Convertible Bonds 2007 expenses	(1,154,667)	(1,706,993)

	114,693,553	125,880,874

h.	Salaries and social security payable

	June 30, 2005	June 30, 2004
		Pesos
Current
Accrual for Vacation and statutory annual bonus	1,288,720	1,001,301
Social security taxes payable	185,771	166,415
Salaries payable	79,095	180,340
Health care payable	5,129	2,533
Others	5,932	9,130

	1,564,647	1,359,719

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Accrual for income tax	24,772,007	4,246,881
Advances to Income tax	(5,148,500)	(2,808,338)
Tax on Minimum Presumed Income (Note 2.p.)	—	17,154
Property tax payable	80,510	103,284
Taxes withheld for income tax	95,772	163,926
Taxes withheld-Gross sales taxes	—	(81,215)
Gross sales taxes	204,677	80,085
Taxes withheld-Value Added Tax	36,248	—
Others	682	494

	20,041,396	1,722,271

Non-Current
Deferred tax	37,987,388	25,132,570

	37,987,388	25,132,570

j.	Other debts

	June 30, 2005	June 30, 2004
	Pesos	Pesos
Current
Security transactions payable (Schedule G)	4,180,593	—
Advances from customers (Schedule G)	2,055,200	4,432,500
Management fees accrual (Note 5)	8,239,263	1,537,173
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,605,463	2,196,666
Others	20,299	4,285

	16,100,818	8,170,624

Non-current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	14,911	—

	14,911	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a)	Assets based on their estimated collection term ( in pesos)

Based on their estimated collection term	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
1st quarter 2005/2004 financial period	—	—	—	3,577,620	—	3,389,995
2nd quarter 2005/2004 financial period	—	1,388,504	—	—	—	3,219,612
3rd quarter 2005/2004 financial period	—	—	—	—	—	1,033,997
4th quarter 2005/2004 financial period	—	—	—	—	—	305,826
1st quarter 2006/2005 financial period	—	—	9,406,400	—	9,516,252	—
2nd quarter 2006/2005 financial period	1,078,320	—	—	—	781,889	—
3rd quarter 2006/2005 financial period	—	—	—	—	4,108,583	—
4th quarter 2006/2005 financial period	—	—	—	—	—	17,154
1st quarter 2007/2006 financial period	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	105,487,796	132,941,891	—	—	—	—
Overdue	—	—	—	—	—	—
With no stated current term	58,346,852	101,807	—	—	6,947,013	7,965,598
With no stated non-current term	20,717	20,717	—	—	6,404,092	4,121,672

Total	164,933,685	134,452,919	9,406,400	3,577,620	27,757,829	20,053,854

b)	Assets classified according to their interest rate ( in pesos)

Interest rate that they accrue	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
At fixed interest rate	105,487,796	132,941,891	—	—	8,197,487	1,327,126
At variable interest rate	58,346,852	101,807	—	—	2,314,696	2,307,893
Non-interest bearing	1,099,037	1,409,221	9,406,400	3,577,620	17,245,646	16,418,835

Total	164,933,685	134,452,919	9,406,400	3,577,620	27,757,829	20,053,854

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a)	Liabilities based on their estimated payment term ( in pesos)

Based on their estimated payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
1st quarter 2005/2004 financial period	—	11,047,565	—	6,757,677	—	1,359,719	—	266,574	—	1,541,458	—	—
2nd quarter 2005/2004 financial period	—	3,471	—	1,332,584	—	—	—	1,455,697	—	2,196,666	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	4,432,500	—	—
1st quarter 2006/2005 financial period	12,689,103	—	10,315,556	—	1,564,647	—	417,889	—	14,495,355	—	—	—
2nd quarter 2006/2005 financial period	4,308,000	—	1,184,226	—	—	—	19,623,507	—	1,605,463	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	14,911	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	114,693,553	125,880,874	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	37,987,388	25,132,570	—	—	65,871	—

Total	16,997,103	11,051,036	126,193,335	133,971,135	1,564,647	1,359,719	58,028,784	26,854,841	16,115,729	8,170,624	65,871	—

b)	Liabilities classified according to their interest rate ( in pesos)

Interest rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
At fixed interest rate	—	—	126,163,776	132,638,551	—	—	—	—	1,558,734	2,196,666	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	16,997,103	11,051,036	29,559	1,332,584	1,564,647	1,359,719	58,028,784	26,854,841	14,556,995	5,973,958	65,871	—

Total	16,997,103	11,051,036	126,193,335	133,971,135	1,564,647	1,359,719	58,028,784	26,854,841	16,115,729	8,170,624	65,871	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution No. 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

PURCHASE:

On March 9, 2005 the purchase and sales agreement of 72 hectares located in Cuartel Segundo, district of Luján, Province of Buenos Aires, was executed. The agreed purchase price was Ps.784,888. The date of execution of the deed of conveyance will be June 1, 2006. This purchase generated a debt of Ps.484,888 that will be paid upon execution of the relevant title deed.

On June 24, 2005 the deed for the purchase of 1,946 hectares located in the Department of Rancul, Province of La Pampa was signed. The purchase price was agreed in US$3,000,000 (US Dollars three million) generating a debt of US$1,500,000 (US Dollars one million five hundred thousand) that will be paid on December 14, 2005.

SALE:

On February 1, 2005, a bill of sale was signed for the farm “Ñacurutú”, with a surface area of 30,350 hectares, property located in the Departments of Gral. Obligado and Vera in the Province of Santa Fe. The price was agreed at US$5,615,256 (US Dollars five million six hundred and fifteen thousand, two hundred and fifty six). This sale generated a gain of Ps.7,655,520.

On February 24, 2005 the bill of sale of the property “El Gualicho”, with a surface area of 5,727 hectares, located in the Departments of General Roca and Presidente Roque Saenz Peña, province of Córdoba, was executed. The agreed sale price was US$5,727,083 (US Dollars five million seven hundred and twenty seven thousand eighty three). The date of execution of the deed will be July 25, 2005 (the resulting profit will be recognized in the next fiscal year). This sale will result in an estimated profit of US$3,405,574 (US Dollars three million four hundred and five thousand five hundred and seventy four).

On June 8, 2005 the deed for the sale of the San Enrique establishment covering 977 hectares, located in the Department of General López, province of Santa Fe was signed. The price agreed was US$5,000,000 (US Dollars five million) generating a gain form the sale of Ps.12,275,572.

NOTE 12:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps.1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers.

The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps.1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps.1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the current fiscal year, an aggregate of 240,000 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock

As of June 30, 2005, there was no pending exercise balance.

NOTE 13:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$0.5078 stocks (US$5.0775 ADS), while the Warrant price is US$0.6093 stocks (US$6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$1.96928 stocks (US$0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 Convertible Bonds were converted into 386,140 ordinary shares, which resulted in a Ps.593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 Convertible Bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps.19,364,974 increase in the Company’s net shareholders’ equity. During the same year, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps.23,068,638.

During the current fiscal year, 3,005,609 Convertible Bonds were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps.8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps.10,919,379.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,668 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$0.5571 per share (US$5.5713 GDS), while the warrant price is US$0.6686 per share (US$6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$0.5571 to US$0.54505 and the warrants price went from US$0.6686 to US$0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Bonds into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps.1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Bonds.

In July 2004 the Company purchased 350,000 Convertible Bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps.32,499,426. This sale resulted in a profit of Ps.68,754,172.

During this year, third party holders of IRSA ´s Convertible Bonds exercised their conversion and warrants rights for a total of Ps.171.5 million, resulting in the issuance of 99,289,144 common shares of Ps.1 par value each. On the other hand, the Company exercised warrants for a total of Ps.17.7 million, resulting in the issuance of 9,174,311 common shares of Ps.1 par value each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps.36.5 million, such effect being recorded in Paid-In Capital (Corporation Law No. 19.550 – Art. 33) of Shareholders´ Equity (see Note 2.n.).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) – INCREASE OF THE INVESTMENT IN BANCO HIPOTECARIO S.A. (BHSA)

On December 30, 2003, IRSA Group purchased 4,116,267 shares of Banco Hipotecario S.A. at US$2.3868 each and 37,537 options at US$33.86 each, achieving the right to purchase an additional amount totaling 3,753,700 shares. Such transaction implied a disburse amounting US$11.1 million.

Furthermore, on February 2, 2004, IRSA Group exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. In this respect, 4,773,853 shares were acquired for a total amount of Ps.33.4 million.

During the last quarter of fiscal year 2004, the IRSA Group sold a portion of its shareholding in Banco Hipotecario S.A. (2,487,571 shares) to IFIS S.A. (indirect shareholder of the Company) for a unit price of Ps.7 (market value). The total amount of the transaction was US$6.1 million and generated a loss of Ps.1.61 million.

At the date of issuance of these financial statements, IRSA’s ownership of BHSA shares amounts 17,641,015 and were valued by using the equity method of accounting.

On August 9, 2005 that is subsequent to the date of these financial statements, Buenos Aires Trade and Finance Center S.A. (100% subsidiary of IRSA) acquired 2,305,122 shares of Banco Hipotecario S.A. to IRSA Inversiones y Representaciones S.A. for a total amount of US$10,540,000 (equivalent to a market value of US$4.57 per share).

NOTE 16:	LOANS

During this semester, the Company has developed an external funding strategy to raise working capital for the crop season at convenient rates and terms consisting in the pre-financing of exports, which allow us to develop new businesses optimizing risks and have the liquidity required to take advantage of any investment opportunities that may arise.

Therefore, as of June 30, 2005, current loans with local financial institutions amounted to Ps.10.3 million. This allowed us to promote new production projects and generate a more efficient capital structure for the Company.

NOTE 17:	IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e., Ps.1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17:	(Continued)

On October 15, 2002, Cresud S.A deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps.540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A repaid the deferred amount, for the sum of Ps.249,317. To date it has still not made use of the remaining sums available under the project.

NOTE 18:	CAPITAL CONTRIBUTIONS OF AFFILIATED AND SUBSIDIARY COMPANIES

a.	Cactus Argentina S.A.

On June 24, 2005, the Ordinary Shareholders’ Meeting resolved to capitalize liabilities owed by Cactus Argentina S.A. to its shareholders via a debt-for-equity swap for a total amount of Ps.2,081,150, pro rata their equity holdings.

b.	Futuros y Opciones.com S.A.

On May 31, 2005, the Ordinary Shareholders’ Meeting of Futuros y Opciones.Com S.A. resolved that the company’s capital stock should be increased by Ps.206,080 with no additional paid-in capital and 42,857 with an additional paid-in premium of Ps.857,143, thus raising the company’s capital stock from Ps.12,000 to Ps.260,937.

In addition, the capital stock was further increased by Ps.100,000 through the issuance of 100,000 preferred shares.

This capitalization was conducted after absorbing unappropiated losses of Ps.4,257,262 against the Irrevocable Contributions account for a total amount of Ps.2,060,321 and the Adjustment to Irrevocable Contributions account for an amount of Ps.2,196,941. The corporate bylaws have thus been amended to incorporate the resolution adopted by the Shareholders’ Meeting, who delegated the implementation on the Board of Directors.

As a result of such capital increase, Cresud S.A.C.I.F. y A.’s investment has increased by Ps.0.6 million, which effect has been recognized in the Additional paid-in capital account, pursuant to section 33 of Business Companies Law 19,550 under the Shareholders’ Equity section (see note 2.n.).

NOTE 19:	SUBSEQUENT EVENTS

Following the end of the fiscal year, the Company acquired three plots of land located in the Province of Entre Ríos, Department of Uruguay, República Argentina, for a total surface are of approximately 6,022 hectares. The total acquisition price amounted to US$16,000,000.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the year	Additions and/or transfers	Deductions and/or transfers	Value at the end of the year	Depreciation					Net carrying value at June 30, 2005	Net carrying value at June 30, 2004
					Rate %	Accumulated at the beginning of the year	Decrease of the year	Current year	Accumulated at the end of the year
	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Real estate	120,668,102	12,507,516	9,207,933	123,967,685	—	—	—	—	—	123,967,685	120,668,102
Wire fences	4,176,054	17,140	454,779	3,738,415	3	834,294	267,567	119,234	685,961	3,052,454	3,341,760
Watering troughs	3,136,281	—	163,888	2,972,393	5	895,579	119,813	156,684	932,450	2,039,943	2,240,702
Alfalfa fields and meadows	1,686,488	1,106,527	11,014	2,782,001	12-25-50	1,105,794	8,903	531,382	1,628,273	1,153,728	580,694
Buildings and constructions	5,431,487	612,433	306,705	5,737,215	2	2,063,502	198,163	108,773	1,974,112	3,763,103	3,367,985
Machinery	8,285,123	1,756,747	578,695	9,463,175	10	5,633,188	514,797	930,690	6,049,081	3,414,094	2,651,935
Vehicles	1,304,710	290,337	140,558	1,454,489	20	654,956	90,374	260,365	824,947	629,542	649,754
Tools	193,361	7,542	9,358	191,545	10	130,040	7,280	14,846	137,606	53,939	63,321
Furniture and equipment	996,477	162,104	90,918	1,067,663	10	644,610	64,984	103,137	682,763	384,900	351,867
Corral and leading lanes	608,664	112,969	99,464	622,169	3	111,773	23,289	18,642	107,126	515,043	496,891
Roads	1,093,420	28,560	161,927	960,053	10	603,155	83,651	94,816	614,320	345,733	490,265
Facilities	7,414,628	4,129,593	88,704	11,455,517	10-20-33	3,567,870	71,190	1,090,516	4,587,196	6,868,321	3,846,758
Computer equipment	1,199,977	220,414	451,020	969,371	20	969,121	422,245	122,078	668,954	300,417	230,856
Silo plants	1,169,114	—	—	1,169,114	5	315,645	—	63,074	378,719	790,395	853,469
Constructions in progress	11,568,150	5,444,848	6,293,155	10,719,843	—	—	—	—	—	10,719,843	11,568,150
Advances to suppliers	144,683	—	61,804	82,879	—	—	—	—	—	82,879	144,683

Total at June 30, 2005	169,076,719	26,396,730	18,119,922	177,353,527		17,529,527	1,872,256	3,614,237	19,271,508	158,082,019

Total at June 30, 2004	159,535,365	14,880,715	5,339,361	169,076,719		17,652,983	3,116,505	2,993,049	17,529,527		151,547,192

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1 and 2)

Schedule C

Type and characteristics of the securities	Amount	Value at June 30, 2005	Value at June 30, 2004	Market value	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital	Income (loss) for the fiscal year	Shareholders’ Equity
		Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
Current Investments
Mutual Funds
Fondo Bony Hamilton in dollars	18,371,153	52,439,110	—	2.854427
Fondo plazo fijo Banco Río in dollars	2,905	2,395	4,081	0.824455

		52,441,505	4,081

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 - IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		1,078,320	1,388,504
Bonos Global 2010	110,000	100,997	97,096	0.918155
Bocon Pro 1	157,647	630	630	0.003996
Nobacs	3,000,000	3,003,000	—	1.001000
Bonos Arg Discount 2033	1,041,536	1,073,823	—	1.030999
Bonos Raymond James-interests	20,235	20,235	—	1.000000
Mortgage Bonds	1,641,021	1,706,662	—	1.040000

		6,983,667	1,486,230

Total current investments		59,425,172	1,490,311

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.				unlisted	Agricultural and livestock	2,500,000	5,028,846	14,969,787
Shares	893,069	5,344,811	5,230,031
Contribution on account of future subscriptions of shares		7,865	7,865
Higher value of property		11,179,150	11,179,150

		16,531,826	16,417,046

INVERSIONES GANADERAS S.A.				unlisted	Raising and grazing cattle	5,326,589	588,331	11,714,572
Shares	5,326,588	10,984,960	10,396,631
Contribution on account of future subscriptions of shares		729,586	729,585

		11,714,546	11,126,216

CACTUS ARGENTINA S.A.				unlisted
Shares	650,000	1,160,907	1,143,497		Exploitation and administration of Agricultural and beef cattle products	1,300,000	34,970	8,674,350
Contribution on account of future subscriptions of shares		3,176,268	2,135,618

		4,337,175	3,279,115

FUTUROS Y OPCIONES.COM S.A.				unlisted
Shares	252,656	646,150	(2,574,138)		Gives information about markets and Services of economic and financial consulting through internet	360,937	(295,009)	923,071
Contribution on account of future subscriptions of shares		—	2,726,793

		646,150	152,655

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	77,848,141	272,859,443	244,002,522	3.40	Real estate	357,266,449	103,242,188	1,252,226,738

		272,859,443	244,002,522

	Subtotal	306,089,140	274,977,554

Other Investments
Convertible Bonds 2007 - IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	36,538,897	105,487,796	132,941,891
Coprolán		20,717	20,717	unlisted

	Subtotal	105,508,513	132,962,608

Goodwill
Goodwill		—	659,676
IRSA negative goodwill		(30,430,822)	(26,529,022)

	Subtotal	(30,430,822)	(25,869,346)

Total non-current investments		381,166,831	382,070,816

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of year	Increases (1)	Decreases (1)	Applications	Value at June 30, 2005	Value at June 30, 2004
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Deducted from assets
Allowance for doubtful accounts	387,067	13,503	(5,824)	(38,532)	356,214	387,067
Included in liabilities
For pending lawsuits	—	65,871	—	—	65,871	—

Total at June 30, 2005	387,067	79,374	(5,824)	(38,532)	422,085

Total at June 30, 2004	454,125		(67,058)	—		387,067

(1)	The accounting appropriation is included in Statement of Income

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005		June 30, 2004
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the year
Beef cattle	—	—	55,198,055	45,097,923	4,150,630	2,294,684	—	—	59,348,685		47,392,607
Crops	8,639,910	6,301,776	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested crops	1,603,897	1,112,230	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	106,386	103,508	58,969	—	—	238,378		165,355
Materials	3,842,219	1,222,255	—	—	44,982	33,362	154,393	169,094	4,041,594		1,424,711

	14,086,026	8,636,261	55,332,925	45,204,309	4,299,120	2,387,015	154,393	169,094		73,872,464		56,396,679
Holding gain	—	—	9,420,748	1,720,601	1,460,020	388,308	—	—		10,880,768		2,108,909
Gain (loss) on Commodities market	4,182,996	(50,674)	—	—	—	—	—	—		4,182,996		(50,674)
Transfer of Inventories to expenses	(149,403)	(164,529)	—	—	—	—	—	—		(149,403)		(164,529)
Transfer of Inventories to fixed assets	(988,050)	(368,192)	—	—	—	—	(120,160)	(13,598)		(1,108,210)		(381,790)
Transfer of Unharvested crops to expenses	(25,686,399)	(14,455,385)	(490,716)	(423,539)	(795,434)	(392,600)	(517,849)	(597,095)		(27,490,398)		(15,868,619)
Recovery of Inventories	—	—	345,908	260,193	(345,908)	(260,193)	—	—		—		—
Purchases	25,815,646	16,430,101	6,173,925	14,406,237	1,818,250	1,186,645	642,497	604,325		34,450,318		32,627,308
Operating expenses (Schedule H)	33,720,952	19,463,835	16,470,806	14,868,433	2,565,754	2,297,908	32,932	86		52,790,444		36,630,262
Less:
Inventories at the end of the year
Beef cattle (1)	—	—	(55,019,469)	(55,198,055)	(6,823,744)	(4,150,630)	—	—	(61,843,213)		(59,348,685)
Crops	(24,930,778)	(8,639,910)	—	—	—	—	—	—	(24,930,778)		(8,639,910)
Unharvested crops	(826,336)	(1,603,897)	—	—	—	—	—	—	(826,336)		(1,603,897)
Seeds and fodder	(128,575)	—	(172,941)	(134,870)	(17,653)	(103,508)	—	—	(319,169)		(238,378)
Materials	(3,768,385)	(3,842,219)	—	—	(65,430)	(44,982)	(190,843)	(154,393)	(4,024,658)	(91,944,154)	(4,041,594)	(73,872,464)

Cost of Sales	21,327,694	15,405,391	32,061,186	20,703,309	2,094,975	1,307,963	970	8,419		55,484,825		37,425,082

(1)	Includes cattle births of the fiscal year

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1 and 2)

Schedule G

	June 30, 2005				June 30, 2004
Item	Type and amount of foreign currency		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency
			Pesos	Pesos			Pesos
Current Assets
Cash and banks
Cash and banks	US$	4,199,223	2.85	11,955,188	US$	2,472,934	7,216,021
Investments:
Mutual funds	US$	18,419,917	2.85	52,441,505	US$	1,399	4,081
Interest of Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	373,509	2.89	1,078,320	US$	469,406	1,388,504
Trade accounts receivable:
Trade accounts receivable	US$	333,190	2.85	948.593	US$	1,295	3,779
Other receivables and prepaid expenses:
Secured by mortgages	US$	2,886,254	2.85	8,217,166	US$	354,351	1,033,997
Guarantee deposits	US$	939,597	2.85	2,675,032	US$	750,171	2,188,998
Non-Current Assets
Investments:
Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	36,538,897	2.89	105,487,796	US$	44,943,168	132,941,891

Total Assets	US$	63,690,587		182,803,600	US$	48,992,724	144,777,271

Current liabilities
Trade accounts payable:
Suppliers	US$	2,279,505	2.89	6,580,931	US$	375,360	1,110,314
Accrual for other expenses	US$	898,119	2.89	2,592,869	US$	499,662	1,477,683
Loans:
Interest of Convertible Bonds 2007	US$	164,996	2.89	476,343	US$	199,202	589,239
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	244,853	2.89	706,891	US$	250,176	740,021
Directors	US$	344	2.89	992	US$	1,124	3,324
Other debts:
Security transactions payable	US$	1,448,075	2.89	4,180,593	US$	—	—
Advances to customers	US$	711,881	2.89	2,055,200	US$	1,500,000	4,432,500
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	15,869,642	2.89	45,815,657	US$	19,072,528	56,416,538
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	24,223,922	2.89	69,934,463	US$	23,953,025	70,853,048
Directors	US$	33,980	2.89	98,100	US$	107,600	318,281

Total Liabilities	US$	45,875,317		132,442,039	US$	45,958,677	135,940,948

US$:	US dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2004 and 2003 and ended on June 30, 2005 and 2004

(Notes 1 and 2)

Schedule H

Items	Total June 30, 2005	Operating Expenses					Expenses		Total June 30, 2004

		Total	Crops	Beef cattle	Milk	Others	Selling	Administrative
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors’ fees	116,591	—	—	—	—	—	—	116,591	9,917
Fees and payments for services	1,401,445	253,456	11,080	190,087	49,723	2,566	—	1,147,989	1,676,595
Salaries and wages	6,239,428	2,989,199	1,030,221	1,562,739	396,239	—	—	3,250,229	5,177,787
Social security taxes	1,045,170	510,376	295,628	188,277	26,471	—	—	534,794	834,484
Taxes, rates and contributions	1,177,069	408,919	173,430	204,812	30,677	—	704,287	63,863	481,239
Gross sales taxes	—	—	—	—	—	—	—	—	573,932
Office and administrative expenses	526,328	—	—	—	—	—	—	526,328	285,615
Bank commissions and expenses	14,255	14,255	9,100	4,731	424	—	—	—	11,603
Depreciation of fixed assets	3,614,237	3,334,046	1,861,556	1,048,011	407,780	16,699	—	280,191	2,993,049
Vehicle and traveling expenses	656,301	397,384	213,263	167,570	14,995	1,556	—	258,917	519,879
Spare parts and repairs	1,429,096	1,429,096	909,058	419,365	100,673	—	—	—	1,100,732
Insurance	263,704	73,821	43,524	23,183	2,208	4,906	—	189,883	317,702
Benefits to Employees	484,765	263,759	73,601	181,745	8,413	—	—	221,006	193,399
Livestock expenses (1)	13,354,868	12,234,523	—	12,234,523	—	—	1,120,345	—	11,867,177
Dairy farm expenses (2)	1,507,746	1,498,578	—	—	1,498,578	—	9,168	—	1,530,085
Agricultural expenses (3)	33,056,177	28,557,130	28,557,130	—	—	—	4,499,047	—	18,031,110
Silo expenses	161,550	161,550	161,550	—	—	—	—	—	389,016
General expenses	664,352	664,352	381,811	245,763	29,573	7,205	—	—	460,593

Total at June 30, 2005	65,713,082	52,790,444	33,720,952	16,470,806	2,565,754	32,932	6,332,847	6,589,791

Total at June 30, 2004		36,630,262	19,463,835	14,868,433	2,297,908	86	4,702,702	5,120,950	46,453,914

(1)	Includes cattle food and additives, lodging, animal health and others.

(2)	Includes cattle food and additives, animal health and others.

(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

for the fiscal year ended June 30, 2005

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at June 30, 2005.

	Other Receivables and prepaid expenses	Intercompany Law No. 19,550 Section 33
		FYO	Agro-Uranga	Cactus
		Other Receivables and prepaid expenses	Other Receivables and prepaid expenses	Other Receivables and prepaid expenses
	Pesos	Pesos	Pesos	Pesos
Current	6,551,208	23,603	39,993	332,209
Non - current	6,404,092	—	—	—

b.	Trade Accounts Receivable and other receivables and prepaid expenses to fall due at June 30, 2005.

	Trade Accounts Receivable	Intercompany Law No. 19,550 Section 33			Other Receivables and prepaid expenses
		IGSA	FYO	Cactus
		Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable
	Pesos	Pesos	Pesos	Pesos	Pesos
09.30.05	7,692,348	30,814	897,389	785,849	9,516,252
12.31.05	—	—	—	—	781,889
03.31.06	—	—	—	—	4,108,583

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at June 30, 2005.

b.	Debts without a due date at June 30, 2005 amount to Ps.65,871 and Ps.37,987,388, corresponding to non-current Reserves and non-current Taxes payable, respectively.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY (Continued)

c.	Debts to fall due at June 30, 2005

	Trade Accounts Payable	Intercompany Law No. 19,550 Section 33 IRSA Trade Accounts Payable	Loans	Salaries and Social Security Payable	Taxes Payable	Other Debts	Intercompany Law No. 19,550 Section 33 IGSA Other Debts
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
09.30.05	12,645,281	43,822	10,315,556	1,564,647	417,889	14,495,355	—
12.31.05	4,308,000	—	1,184,226	—	19,623,507	—	1,605,463
12.31.06	—	—	—	—	—	—	14,911
12.31.07	—	—	114,693,553	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable	Intercompany Law No. 19,550 Section 33			Other Receivables and prepaid expenses	Intercompany Law No. 19,550 Section 33
		IGSA	FYO	Cactus		Cactus	FYO	Agro-Uranga
		Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable		Other Receivables and prepaid expenses	Other Receivables and prepaid expenses	Other Receivables and prepaid expenses
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In pesos	6,743,755	30,814	897,389	785,849	16,469,826	332,209	23,603	39,993
In US Dollars	948,593	—	—	—	10,892,198	—	—	—

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Receivable	Intercompany Law No. 19,550 Section 33			Other Receivables	Intercompany Law No. 19,550 Section 33
		IGSA	FYO	Cactus		Cactus	FYO	Agro- Uranga
		Trade Accounts Receivables	Trade Accounts Receivables	Trade Accounts Receivables		Other Receivables	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	10,308,013	204,170	—	—
Outstanding balances not accruing interests	7,692,348	30,814	897,389	785,849	17,054,011	128,039	23,603	39,993

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable	Intercompany Law No. 19,550 Section 33 IRSA Trade Accounts Payable	Loans	Salaries and Social Security Payable	Taxes Payable	Other Debts	Intercompany Law No. 19,550 Section 33 IGSA Other Debts	Provisions
	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos
In pesos	7,779,481	43,822	9,160,889	1,564,647	58,028,784	8,259,562	1,620,374	65,871
In US Dollars	9,173,800	—	117,032,446	—	—	6,235,793	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Payable	Intercompany Law No. 19,550 Section 33 IRSA Trade Accounts Payable	Loans	Salaries and Social Security Payable	Taxes Payable	Other Debts	Intercompany Law No. 19,550 Section 33 IGSA Other Debts	Provisions
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	—	—	126,163,776	—	—	—	1,558,734	—
Outstanding debts not accruing interests	16,953,281	43,822	29,559	1,564,647	58,028,784	14,495,355	61,640	65,871

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2005 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

At June 30, 2005 there were advance payments to directors for Ps.113,198, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation ( Diario La Nación) net of estimated sale expenses.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 33.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured	Account Value
		Pesos	Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	2,792,050	8,652,909
Vehicles	Theft, fire and civil and third parties liability	1,480,777	629,542

16.	CONTINGENCIES

At June 30, 2005 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

29.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	At June 30, 2005	At June 30, 2004	At June 30, 2003	At June 30, 2002	At June 30, 2001
	Pesos	Pesos	Pesos	Pesos	Pesos
Current Assets	152,742,124	70,165,638	60,180,929	111,235,615	200,588,641
Non-current Assets	590,670,069	576,502,763	509,028,334	269,395,895	249,098,417

Total Assets	743,412,193	646,668,401	569,209,263	380,631,510	449,687,058

Current Liabilities	65,980,140	29,301,336	16,458,447	36,507,198	55,468,438
Non-current Liabilities	154,084,136	152,133,418	160,744,982	21,076,440	22,323,834

Total Liabilities	220,064,276	181,434,754	177,203,429	57,583,638	77,792,272

Minority Interest	276,947	65,451	206,709	430,751	533,696

Shareholders’ Equity	523,070,970	465,168,196	391,799,125	322,617,121	371,361,090

	743,412,193	646,668,401	569,209,263	380,631,510	449,687,058

Comparative Income Structure

	At June 30, 2005	At June 30, 2004	At June 30, 2003	At June 30, 2002	At June 30, 2001
	Pesos	Pesos	Pesos	Pesos	Pesos
Operating income (loss)	36,257,592	17,811,879	27,856,960	16,031,358	167,321
Financial and holding gain (loss)	63,751,386	(18,969)	(10,914,039)	(8,446,313)	12,240,324
Other income and expenses and income on equity	23,022,246	26,306,123	65,614,253	(41,047,262)	(397,700)
Management fees	(8,533,213)	(3,567,003)	(7,224,996)	—	(935,742)

Operating net income (loss)	114,498,011	40,532,030	75,332,178	(33,462,217)	11,074,203
Income Tax	(37,787,594)	(8,570,269)	(10,531,263)	(18,654,461)	(4,572,741)
Minority Interest	88,501	141,261	224,046	348,884	397,526

Net Income (loss)	76,798,918	32,103,022	65,024,961	(51,767,794)	6,898,988

Production volume

	Three- month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three- month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	Three- month period June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	Three- month period June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	Three- month period June 30, 2001	Accumulated July 1, 2000 to June 30, 2001
Beef Cattle (in Kgs.)	2,176,360	10,656,836	2,894,026	11,343,210	1,903,963	9,121,456	969,928	10,493,012	2,611,847	12,717,373
Butyraceous (in Kgs.)	89,498	264,584	54,679	239,858	52,107	209,909	47,591	237,416	67,337	253,227
Crops (in quintals) *	965,245	1,497,845	420,682	746,118	348,138	703,692	871,227	1,424,780	673,498	1,017,590

*	One quintals equals one hundred kilograms

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Sales volume

	Three- month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three- month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	Three- month period June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	Three- month period June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	Three- month period June 30, 2001	Accumulated July 1, 2000 to June 30, 2001
Beef Cattle (in Kgs.)	4,704,553	17,782,668	4,078,763	14,724,483	3,518,506	11,160,214	5,008,406	18,229,661	5,240,405	17,455,002
Butyraceous (in Kgs.)	89,498	264,584	54,679	239,858	52,107	209,909	47,591	237,416	67,337	253,227
Crops (in quintals) *	425,913	881,228	254,603	643,980	329,271	1,214,253	370,651	1,206,237	504,775	1,726,002

*	One quintals equals one hundred kilograms

Local Market

	Three- month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three- month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	Three- month period June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	Three- month period June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	Three- month period June 30, 2001	Accumulated July 1, 2000 to June 30, 2001
Beef Cattle (in Kgs.)	4,704,553	17,782,668	4,078,763	14,724,483	3,518,506	11,160,214	5,008,406	18,229,661	5,240,405	17,455,002
Butyraceous (in Kgs.)	89,498	264,584	54,679	239,858	52,107	209,909	47,591	237,416	67,337	253,227
Crops (in quintals) *	425,913	881,228	254,603	643,980	329,271	1,214,253	370,651	1,206,237	504,775	1,726,002

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	At June 30, 2005	At June 30, 2004	At June 30, 2003	At June 30, 2002	At June 30, 2001
	Pesos	Pesos	Pesos	Pesos	Pesos
Liquidity	2.315	2.395	3.657	3.047	3.616
Solvency	2.377	2.564	2.211	5.603	4.774
Non-current assets to assets	0.795	0.891	0.894	0.708	0.554
Return on Equity	0.155	0.075	0.182	(0.149)	0.019

Eduardo S. Elsztain Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have audited the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended, and the complementary notes 1 to 19 and schedules A, C, E, F, G and H. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, with its subsidiaries for the years then ended, Notes 1 to 8 and schedules A, B, C, E, F, G and H, which are presented as complementary information. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial position at June 30, 2005 and 2004 and the results of its operations, the changes in its shareholders´ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2005 and 2004 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Report of Independent Auditors (Continued)

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At June 30, 2005, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $138.521,33, none of which was claimable at that date.

Autonomus City of Buenos Aires, September 8, 2004

PRICE WATERHOUSE & CO S.R.L.

(Socio)
C.P.C.E.C.A.B.A. To. 1 Fo. 17
Dr. Andrés Suarez
Public Accountant (U.B.A.)
C.P.C.E.C.A. Buenos Aires
Tomo 245 – Folio 61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 16, 2005